MOLINA℠
HEALTHCARE

MOLINA HEALTHCARE, INC.

ANNUAL REPORT

FOR THE

FISCAL YEAR ENDED DECEMBER 31, 2002

INTRODUCTION

The information contained in this annual report of Molina Healthcare, Inc. for the fiscal year ended December 31, 2002, assumes a 40-for-1 stock split of our outstanding common stock and recapitalization as a result of the exchange in the reincorporation merger which occurred on June 26, 2003.

Reports for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 (when available), will be provided without charge to any stockholder who requests such reports by writing to: Mark L. Andrews, Esq., General Counsel, Molina Healthcare, Inc., 2277 Fair Oaks Boulevard, Suite 440, Sacramento, California 95825.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated financial data for the five years ended December 31, 2002 from our audited consolidated financial statements. You should read the data in conjunction with our consolidated financial statements, related notes, and other financial information included herein. All dollars are in thousands, except per share data.

	Year Ended December 31,				
	1998	1999	2000(1)	2001(1)	2002(1)
Statements of Income Data:					
Revenue:					
Premium revenue	$ 132,606	$ 181,929	$ 324,300	$ 499,471	$ 639,295
Other operating revenue	2,422	2,358	1,971	1,402	2,884
Investment income	863	1,473	3,161	2,982	1,982
Total operating revenue	135,891	185,760	329,432	503,855	644,161
Expenses:					
Medical care costs	116,149	148,138	264,408	408,410	530,018
Marketing, general and administrative expenses (including a charge for stock option settlements of $7,796 in November 2002)	12,708	18,511	38,701	42,822	61,227
Depreciation and amortization	1,333	1,625	2,085	2,407	4,112
Total expenses	130,190	168,274	305,194	453,639	595,357
Operating income	5,701	17,486	24,238	50,216	48,804
Total other expense, net	(1,051)	(1,190)	(197)	(561)	(405)
Income before income taxes	4,650	16,296	24,041	49,655	48,399
Provision for income taxes	2,157	6,576	9,156	19,453	17,891
Income before minority interest	2,493	9,720	14,885	30,202	30,508
Minority interest	68	(267)	79	(73)	—
Net income	2,561	9,453	14,964	30,129	30,508
Net income per share:					
Basic	0.13	0.47	0.75	1.51	1.53
Diluted	0.13	0.47	0.73	1.46	1.48
Cash dividends declared per Share	—	—	0.05	—	—
Weighted average number of common shares outstanding(2)	20,000,000	20,000,000	20,000,000	20,000,000	20,000,000
Weighted average number of common shares and potential dilutive common shares outstanding(2)	20,000,000	20,173,000	20,376,000	20,572,000	20,609,000
Operating Statistics:					
Medical care ratio(3)	86.0%	80.4%	81.0%	81.5%	82.5%
Marketing, general and administrative expense ratio(4)	9.4%	10.0%	11.7%	8.5%	9.5%
Members(5)	162,000	199,000	298,000	405,000	489,000

	As of December 31,				
	1998	1999(1)	2000(1)	2001(1)	2002(1)
Balance Sheet Data:					
Cash and cash equivalents	$ 6,251	$ 26,120	$ 45,785	$102,750	$139,300
Total assets	38,223	101,636	102,012	149,620	204,966
Long-term debt (including current maturities)	57	17,296	3,448	3,401	3,350
Total liabilities	27,028	80,991	67,405	84,861	109,699
Stockholders' equity	11,195	20,645	34,607	64,759	95,267

(1) The balance sheet and operating results of the Washington health plan have been included in the consolidated balance sheet as of December 31, 1999, the date of acquisition, and in each of the consolidated statements of income for periods thereafter.

(2) The weighted average number of common shares and potential dilutive common shares outstanding for 1999 and prior has been adjusted to reflect a share exchange in 1999 in which each share of Molina Healthcare of California (formerly Molina Medical Centers) was exchanged for 5,000 shares of Molina Healthcare, Inc. (formerly American Family Care, Inc.), and Molina Healthcare, Inc. became the parent company.

(3) Medical care ratio represents medical care costs as a percentage of premium and other operating revenue. Other operating revenue includes revenues related to our California clinics and reimbursements under various risks and savings sharing programs. The medical care ratio is a key operating indicator used to measure our performance in delivering efficient and cost effective healthcare services. Changes in the medical care ratio from period to period result from changes in Medicaid funding by the states, our ability to effectively manage costs, and changes in accounting estimates related to incurred but not reported claims. See *Management's Discussion and Analysis of Financial Condition and Results of Operations* for further discussion.

(4) Marketing, general and administrative expense ratio represents such expenses as a percentage of total operating revenue.

(5) Number of members at end of period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the "Selected Consolidated Financial Data" and the accompanying consolidated financial statements and the notes to those statements appearing elsewhere in this report. The following discussion contains forward-looking statements based upon current expectations and related to future events and our future financial performance that involve risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Forward-Looking Statements" and "Business" and elsewhere in this report.

Overview

We are a multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals. Our objective is to become the leading managed care organization in the United States focused primarily on serving people who receive health care benefits through state-sponsored programs for low income populations.

The following outlines significant milestone events for our company:

1980-1983	We opened three primary care clinics in Long Beach, California, providing health care to Medicaid beneficiaries.
1985	We obtained a contract to provide managed care services on a risk-sharing basis with the state of California.
1989	We purchased nine primary care clinics in California.
1994	We obtained an HMO license in California and were awarded a contract to participate in the state's managed care program for Sacramento County.
1995-1996	We successfully negotiated Medicaid contracts for the counties with three of the largest Medicaid populations in California—San Bernardino, Riverside and Los Angeles (as a subcontractor to Health Net, Inc.).
1997	We established operations in Utah.
1997-1999	We acquired a minority interest in the predecessor companies to our Michigan health plan in 1997. In 1999, we acquired a controlling interest in that plan.
1999	We acquired our Washington health plan, giving us an additional 60,000 members.
2003	In July 2003 we completed an initial public offering of our common stock. We sold 7,590,000 shares, generating net proceeds of approximately $120.0 million after deducting approximately $3.9 million in fees, costs and expenses and $9.3 million in the underwriters' discount.

We generate revenues primarily from premiums we receive from the states in which we operate. In 2002 we received approximately 94% of our premium revenue as a fixed amount per member per month, or PMPM, pursuant to our contracts with state Medicaid agencies and other managed care organizations with which we operate as a subcontractor. These are recognized as premium revenue in the month members are entitled to receive health care services. We also received approximately 6% of our premium revenue from the Medicaid programs in Washington, Michigan and Utah for newborn deliveries, or birth income, on a per case basis which are recorded in the month the deliveries occur. Premium revenue is fixed in advance of the periods covered and is not subject to significant accounting estimates. Premium rates are periodically adjusted by the Medicaid programs.

Membership growth has been the primary reason for our increasing revenues. We have increased our membership through both internal growth and acquisitions. The following table sets forth the approximate number of members in each of our service areas in the periods presented.

Market	As of December 31, 2000	2001	2002
California	184,000	229,000	253,000
Michigan	22,000	26,000	33,000
Utah	13,000	16,000	42,000
Washington	79,000	134,000	161,000
Total	298,000	405,000	489,000

Other operating revenue primarily includes fee-for-service revenue generated by our clinics in California and savings sharing revenues in California and Michigan where we receive additional incentive payments from the states if inpatient medical costs are less than prescribed amounts.

Our operating expenses include expenses related to medical care services and marketing, general and administrative, or MG&A, costs. Our results of operations depend on our ability to effectively manage expenses related to health benefits and accurately predict costs incurred.

Expenses related to medical care services include two components: direct medical expenses and medically related administrative costs. Direct medical expenses include payments to physicians, hospitals and providers of ancillary medical services, such as pharmacy, laboratory and radiology services. Medically related administrative costs include expenses relating to health education, quality assurance, case management, disease management, 24 hour on-call nurses, member services and compliance. In general primary care physicians are paid on a capitation basis (a fixed amount per member per month regardless of actual utilization of medical services), while specialists and hospitals are paid on a fee-for-service basis. For the year ended December 31, 2002, approximately 74% of our direct medical expenses were related to fees paid to providers on a fee-for-service basis with the balance paid on a capitation basis. Physician providers not paid on a capitated basis are paid on a fee schedule set by the state or our contracts with our providers. We pay hospitals in a variety of ways, including fee-for-service, per diems, diagnostic related groups and case rates.

Capitation payments are fixed in advance of periods covered and are not subject to significant accounting estimates. These payments are expensed in the period the providers are obligated to provide services. Fee-for-service payments are expensed in the period services are provided to our members. Medical care costs include actual historical claims experience and estimates of medical expenses incurred but not reported, or IBNR. Monthly, we estimate our IBNR based on a number of factors, including prior claims experience, inpatient hospital utilization data and prior authorization of medical services. As part of this review, we also consider estimates of amounts to cover uncertainties related to fluctuations in provider billing patterns, claims payment patterns, membership and medical cost trends. These estimates are adjusted monthly as more information becomes available. We use the service of independent actuaries to review our estimates monthly and certify them quarterly. We believe our process for estimating IBNR is adequate, but there can be no assurance that medical care costs will not exceed such estimates.

MG&A costs are largely comprised of wage and benefit costs related to our employee base and other administrative expenses. Some of these services are provided locally, while others are delivered to our health plans from a centralized location. The major centralized functions are claims processing, information systems, finance and accounting and legal and regulatory. Locally provided functions include marketing, plan administration and provider relations. Included in MG&A expenses are premium taxes for the Washington health plan as the state of Washington assesses taxes based on premium revenue rather than income.

Results of Operations

The following table sets forth selected operating ratios. All ratios with the exception of the medical care ratio are shown as a percentage of total operating revenue. The medical care ratio is shown as a percentage of premium and other operating revenue because there is a direct relationship between the premiums and other operating revenue earned and the cost of health care.

	Year Ended December 31,		
	2000	**2001**	**2002**
Premium revenue	98.4%	99.1%	99.2%
Other operating revenue	0.6%	0.3%	0.5%
Investment income	1.0%	0.6%	0.3%
Total operating revenue	100.0%	100.0%	100.0%
Medical care ratio	81.0%	81.5%	82.5%
Marketing, general and administrative expenses	11.7%	8.5%	9.5%
Operating income	7.4%	10.0%	7.6%
Net income	4.5%	6.0%	4.7%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Premium Revenue

Premium revenue increased 28.0% or $139.8 million to $639.3 million in 2002 from $499.5 million in 2001, due to internal and acquisition-related membership growth, premium rate increases and changes in our Utah Medicaid contract. Approximately $115.7 million of the increase was due to membership growth, which increased 20.7% from 405,000 at December 31, 2001 to 489,000 at December 31, 2002. Of this increase, approximately 14,000 members were added through an acquisition by our Washington health plan effective July 1, 2002. Our health plans also received average annual rate increases of 3.2% which increased premium revenue by approximately $15.8 million in 2002. A revision in the Utah health plan contract effective July 1, 2002 resulted in approximately $8.3 million in additional revenues during the six month period ended December 31, 2002 as compared to 2001.

Other Operating Revenue

Other operating revenue increased 105.7% or $1.5 million to $2.9 million in 2002 from $1.4 million in 2001, primarily due to favorable settlements under savings sharing programs. During 2002, the Michigan and California HMOs received $1.2 million in savings sharing incentives for prior contract periods, which were in excess of amounts previously estimated.

Investment Income

Investment income primarily includes interest and dividend income. Investment income decreased 33.5% or $1.0 million to $2.0 million in 2002 from $3.0 million in 2001 due to lower investment yields, which were partially offset by an increase in the amount of funds invested.

Medical Care Costs

Medical care costs increased 29.8% or $121.6 million to $530.0 million in 2002 from $408.4 million in 2001. The medical care ratio for 2002 increased to 82.5% from 81.5% in 2001. The increase was attributed to higher inpatient costs in Michigan and specialty costs in California. Increased specialty costs primarily relate to emergency room visits and outpatient surgeries. The increased costs were partially offset by premium rate increases and additional revenues under the revised Utah Medicaid contract effective July 1, 2002.

Marketing, General and Administrative Expenses

MG&A expenses increased 43.0% or $18.4 million to $61.2 million in 2002 from $42.8 million in 2001. $9.5 million of the increase was due to increased personnel costs required to support our membership growth. Our employees, measured as full-time equivalents, increased from approximately 713 at December 31, 2001 to approximately 830 at December 31, 2002. Additionally during 2002, we agreed to acquire fully vested options to purchase 735,200 shares of our common stock from two executives for total cash payments of $8.7 million. The cash settlements resulted in a fourth quarter 2002 compensation charge of $7.8 million ($4.9 million net of tax effect). See Note 9 to the Consolidated Financial Statements. Premium taxes and regulatory fees also increased by $1.6 million in 2002 as compared to 2001 due to membership growth in the Washington health plan which pays premium taxes on revenue in lieu of state income taxes. Excluding the charge for stock option settlements, our MG&A expense ratio decreased to 8.3% for 2002, from 8.5% in 2001, due to higher total operating revenue in 2002.

Depreciation and Amortization

Depreciation and amortization expense increased 70.8% or $1.7 million to $4.1 million in 2002 from $2.4 million in 2001. During 2002, the Washington and California health plans recorded amortization expense related to intangible assets that were acquired through the assignment of Medicaid contracts in July 2002 and December 2001, respectively. These assets are amortized over the related contract terms (including renewal periods), not exceeding 18 months. Total amortization expense was $2.0 million in 2002 as compared to $0.4 million in 2001. Increased capital expenditures in computers and equipment accounted for the remaining increase.

Provision for Income Taxes

Income taxes totaled $17.9 million in 2002, resulting in an effective tax rate of 37.0%, as compared to $19.5 million in 2001, or an effective tax rate of 39.2%. The lower rate in 2002 was due to increased earnings generated from our Washington health plan which does not pay state income taxes and $0.4 million in additional California tax credits.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premium Revenue

Premium revenue increased 54.0% or $175.2 million to $499.5 million in 2001 from $324.3 million in 2000. Approximately $152.8 million of the increase (including $18.6 million in additional birth income) was attributed to membership growth of 35.9% to 405,000 members at December 31, 2001 from 298,000 members at the same date of the prior year. Membership grew in all of our plans during this period, but the increases were most significant in Washington and California, where membership grew 69.6% and 24.5%, respectively. Membership growth in Washington also contributed to increased consolidated revenues due to the fact that average premiums are higher in Washington than in California at $137 and $89 per member per month, respectively, in 2001. The remaining increase was attributed to $7.9 million in additional revenue due to increased services offered by the Michigan health plan in 2001 and $14.5 million in premium rate increases, which averaged 4.5% during 2001.

Other Operating Revenue

Other operating revenue decreased 28.9% to $1.4 million in 2001 from $2.0 million in 2000, primarily due to lower fee-for-service revenue from our California clinics, which was partially offset by higher incentive payments under savings sharing programs in Michigan.

Investment Income

Investment income decreased 5.7% or $0.2 million to $3.0 million in 2001 from $3.2 million in 2000 due to lower investment yields, which were partially offset by an increase in the amounts of funds invested.

Medical Care Costs

Medical care costs increased 54.5% or $144.0 million to $408.4 million in 2001 from $264.4 million in 2000. The increase is largely attributable to growth in membership. The medical care ratio for 2001 increased to 81.5% from 81.0% in 2000 due to increased specialty utilization and higher inpatient costs per day per member in California, and higher medical utilization in Utah.

Marketing, General and Administrative Expenses

MG&A expenses increased 10.6% or $4.1 million to $42.8 million in 2001 from $38.7 million in 2000. As a percentage of total operating revenue, MG&A decreased from 11.7% to 8.5%. As a result of increased enrollment in each state, personnel costs increased $6.7 million and state premium taxes incurred by our Washington health plan increased $2.0 million. These increases were partially offset by a $4.0 million reduction in system support, consulting and outside service costs in 2001 due to contract changes and certain fiscal 2000 projects which did not recur in 2001, and $.6 million reduced expenses associated with our systems conversion, which we completed in 2000.

Depreciation and Amortization

Depreciation and amortization expense increased 15.4% to $2.4 million in 2002 from $2.1 million in 2000 due to increased expenditures for computers and equipment.

Provision for Income Taxes

Income taxes totaled $19.5 million in 2001, resulting in an effective tax rate of 39.2%, as compared to $9.2 million in 2000, or an effective tax rate of 38.1%. The lower tax rate in 2000 resulted from the reversal of a $645,000 non-deductible accrual for fines expected to be paid based on settlement discussions with the Office of Inspector General which asserted violations of marketing laws. See discussions under *Risks Related to Our Business.*

Liquidity and Capital Resources

Since our formation, we have principally financed our operations and growth through internally generated funds. We generate cash from premium revenue, services provided on a fee-for-service basis at our clinics and investment income. Our primary uses of cash include the payment of expenses related to medical care services and MG&A expenses. From time to time, we may need to raise capital and draw on the credit facility in order to fund planned geographic and product expansions and acquisitions of health care businesses. We generally receive premium revenue in advance of payment of claims for related health care services.

Our investment policies are designed to provide liquidity, preserve capital and maximize total return on invested assets. As of December 31, 2002, we invested a substantial portion of our cash in a portfolio of highly liquid money market securities. The states in which we operate prescribe the types of instruments in which our subsidiaries may invest their funds. The average annualized portfolio yield for the year ended December 31, 2002 was approximately 1.7%.

Net cash provided by operations was $21.6 million in 2000, $61.4 million in 2001 and $45.7 million in 2002. Because we generally receive premium revenue in advance of payment for the related medical care costs, our cash available has increased during periods when we experienced enrollment growth. Our ability to support the increase in membership with existing infrastructure also allows us to retain a larger portion of the additional premium revenue as profit. We had working capital of $20.3 million, $49.1 million and $74.6 million at December 31, 2000, 2001 and 2002, respectively.

At December 31, 2000, 2001 and 2002, cash and cash equivalents were $45.8 million, $102.8 million and $139.3 million, respectively.

Our subsidiaries are required to maintain minimum capital requirements prescribed by various jurisdictions in which we operate. Our restricted investments are invested principally in certificates of deposit and treasury securities with maturities of up to twelve months. As of December 31, 2002, all of our subsidiaries were in compliance with the minimum capital requirements. Barring any change in regulatory requirements, we believe that we will continue to be in compliance with these requirements at least through 2003. We also believe that our cash resources and internally generated funds will be sufficient to support our operations, regulatory requirements and capital expenditures for at least through 2003.

In July 2003 we completed an initial public offering of our common stock. We sold 7,590,000 shares, generating net proceeds of approximately $120.0 million after deducting approximately $3.9 million in fees, costs and expenses and $9.3 million of underwriters' discount.

Credit Facility

The Company entered into a credit agreement dated as of March 19, 2003, under which a syndication of lenders provided a $75.0 million senior secured credit facility. Interest is payable monthly at a rate per annum of (a) LIBOR plus a margin ranging from 225 to 275 basis points or (b) the higher of (i) Bank of America prime or (ii) the federal funds rate plus 0.50%, plus a margin ranging from 125 to 175 basis points. Because our initial public offering of common stock raised net proceeds in excess of $50.0 million the interest rate margin has been reduced to (A) 200 to 250 basis points for LIBOR rate loans and (B) 100 to 150 basis points for base rate loans. All borrowings under the credit facility are due and payable in full by March 20, 2006. The credit facility is secured by substantially all of our parent company's real and personal property and the real and personal property of one of our Utah subsidiaries and, subject to certain limitations, all shares of our Washington subsidiary and both of our Utah subsidiaries.

We plan to use this credit facility for general corporate purposes and acquisitions. During the first six months of 2003 we borrowed a total of $8.5 million under this credit facility and repaid the entire amount in July 2003 with proceeds from our initial public offering of common stock.

Redemptions

In January and February 2003, we redeemed 1,201,174 shares of our common stock at $16.98 per share from Janet M. Watt, Josephine M. Battiste, the Mary R. Molina Living Trust, the Mary Martha Molina Trust (1995), the Janet M. Watt Trust (1995) and the Josephine M. Molina Trust (1995). These stockholders held a combined interest of 40.0% prior to the redemption, which was reduced to 36.2%. The total cash payment of $20,390,000 was made from available cash reserves. The remainder beneficiaries of the Mary R. Molina Living Trust are J. Mario Molina, M.D., John C. Molina, J.D., M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste. We agreed to the redemptions in response to requests for prompt liquidity by certain stockholders.

In July 2003 we completed a previously contemplated repurchase of an aggregate of 1,120,571 shares of the Company's common stock from two stockholders for $17.50 per share or an aggregate purchase price of $19.6 million. Of such shares, the Company purchased 912,806 shares owned by the MRM GRAT 301/2 and 207,765 shares owned by the Mary R. Molina Living Trust. The remainder beneficiaries of the MRM GRAT 301/2 and the Mary R. Molina Living Trust are J. Mario Molina, M.D., John C. Molina, J.D., M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste.

Regulatory Capital and Dividend Restrictions

Our principal operations are conducted through the four HMOs operating in California, Washington, Michigan and Utah. The HMOs are subject to state laws that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to their stockholders.

The National Association of Insurance Commissioners has adopted rules effective December 31, 1998, which, if implemented by the states, set new minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital rules. These new HMO rules, which may vary from state to state, have been adopted in Washington, Michigan and Utah. California has not adopted risk based capital requirements for HMOs and has not formally given notice of its intention to do so. The National Association of Insurance Commissioners' HMO rules, if adopted by California, may increase the minimum capital required for that state.

As of December 31, 2002, our HMOs had aggregate statutory capital and surplus of approximately $53.0 million, compared with the required minimum aggregate statutory capital and surplus of approximately $30.1 million. All our HMOs were in compliance with the minimum capital requirements.

Critical Accounting Policies

When we prepare our consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. However, one of our accounting policies is particularly important to the portrayal of our financial position and results of operations and requires the application of significant judgment by our management; as a result, it is subject to an inherent degree of uncertainty.

Our medical care costs include actual historical claims experience and estimates for medical care costs incurred but not reported to us ("IBNR"). We, together with our independent actuaries, estimate medical claims liabilities using actuarial methods based upon historical data adjusted for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. The estimation methods and the resulting reserves are continually reviewed and updated, and adjustments, if necessary, are reflected in the period known. We also record reserves for estimated referral claims related to medical groups under contract with us that may not be able to honor their obligations for services provided to our members. In these instances, we may be required to honor these obligations for legal or business reasons. Based on our current assessment, we believe that such reserves are adequate.

In applying this policy, our management uses judgment to determine the appropriate assumptions to be used in the determination of the required estimates. While we believe our estimates are adequate, it is possible that future events could require us to make significant adjustments or revisions to these estimates. In assessing the adequacy of the medical claims liabilities, we consider our historical experience, terms of existing contracts, trends in the industry, information provided by our customers and information available from other outside sources as appropriate.

Senior management has discussed the development and evaluation of the critical accounting estimates and related disclosures with the audit committee of the board of directors.

Commitments and Contingencies

We lease office space and equipment under various operating leases. As of December 31, 2002, our lease obligations for the next five years and thereafter are as follows: $4.5 million in 2003, $4.2 million in 2004, $3.9 million in 2005, $3.8 million in 2006, $2.6 million in 2007 and an aggregate of $13.9 million in 2008 and thereafter.

Our headquarters building in Long Beach, California is subject to a mortgage as of December 31, 2002 of $3.3 million, which was repaid in April 2003.

We are not an obligor to or guarantor of any indebtedness of any other party. We are not a party to off balance sheet financing arrangements except for operating leases which are disclosed in the "Commitments and Contingencies" section of our consolidated financial statements appearing elsewhere in this report and the notes thereto. We have made certain advances and loans to related parties which are discussed in the consolidated financial statements appearing elsewhere in this report and the notes thereto.

Recent Accounting Pronouncements

In May 2002, SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002* was issued. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The adoption of the provisions of SFAS No. 145 is not expected to have a material impact on our financial position, results of operations or cash flows.

In June 2002, SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, was issued. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on our financial position, results of operations or cash flows.

In December 2002, SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, was issued. SFAS No. 148 amends SFAS No. 123 *Accounting for Stock-Based Compensation* to provide alternative methods of transition to Statement 123's fair value method of accounting for stock-based employee compensation. It also amends and expands the disclosure provisions of APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not require companies to account for employee stock options using the fair-value method, the disclosure provisions apply to all companies regardless of whether they account for stock-based employee compensation using the fair value method of Statement 123 or the intrinsic value method of APB Opinion No. 25 *Accounting for Stock Issued to Employees*. We have adopted the disclosure provisions of SFAS No. 148.

Quantitative and Qualitative Disclosures About Market Risk

As of December 31, 2002, we had cash and cash equivalents of $139.3 million and restricted investments of $2.0 million. The cash equivalents consist of highly liquid securities with original maturities of up to three months and the restricted investments consists of interest-bearing deposits required by the respective states in which we operate. These investments are subject to interest rate risk and will decrease in value if market rates increase. All non-restricted investments are maintained at fair market value on the balance sheet. We have the ability to hold these investments to maturity, and as a result, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Declines in interest rates over time will reduce our investment income.

Inflation

According to U.S. Bureau of Labor Statistics Data, the national health care cost inflation rate has exceeded the general inflation rate for the last four years. We use various strategies to mitigate the negative effects of health care cost inflation. Specifically, our health plans try to control medical and hospital costs through contracts with independent providers of health care services. Through these contracted providers, our health plans emphasize preventive health care and appropriate use of specialty and hospital services.

While we currently believe our strategies to mitigate health care cost inflation will continue to be successful, competitive pressures, new health care and pharmaceutical product introductions, demands from health care providers and customers, applicable regulations or other factors may affect our ability to control health care costs.

Compliance Costs

The Health Insurance Portability and Accounting Act of 1996, the federal law designed to protect health information, contemplates establishment of physical and electronic security requirements for safeguarding health information. The U.S. Department of Health and Human Services recently finalized regulations establishing security requirements for health information. Such requirements may lead to additional costs related to the implementation of additional systems and programs that we have not yet identified.

BUSINESS

Overview

We are a rapidly growing, multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals. We were founded in 1980 by C. David Molina, M.D. as a provider organization serving the Medicaid population through a network of primary care clinics in California. We recognized the growing need for the effective management and delivery of health care services to underserved Medicaid beneficiaries and expanded our business to operate as an HMO. We have grown rapidly over the past several years by taking advantage of attractive expansion opportunities. We established a Utah health plan in 1997, and later acquired health plans in Michigan and Washington. As of December 31, 2002, we had approximately 489,000 members.

Low-income families and individuals have distinct social and medical needs and are characterized by their cultural, ethnic and linguistic diversity. From our inception, we have designed the company to work with government agencies to serve low-income populations. Our success has resulted from our expertise in working with government programs, experience with low-income members, 23 years of owning and operating primary care clinics, our cultural and linguistic expertise and our focus on operational and administrative efficiency.

Our annual revenue has increased from $135.9 million in 1998 to $644.2 million in 2002. Over the same period, our net income grew at a greater rate from $2.6 million to $30.5 million due to our effective medical management programs and our ability to leverage fixed costs. In California, our largest market, we have gained market share and increased profitability in an environment characterized by significant competition, heavy regulation and the lowest state Medicaid expenditure rate per beneficiary in the U.S. We believe our experience, administrative efficiency, proven ability to replicate a disciplined business model in new markets and ability to customize local provider contracts position us well for continued growth and success.

Our Industry

Medicaid and SCHIP. Medicaid provides health care coverage to low-income families and individuals. Each state establishes its own eligibility standards, benefit packages, payment rates and program administration within federal guidelines. In 2001, according to information published by the Kaiser Commission on Medicaid and the Uninsured, Medicaid covered approximately 44.6 million individuals, with 51% of those being children. The federal Centers for Medicare and Medicaid Services estimates that the total health care expenditures for Medicaid and the State Children's Health Insurance Program were $228.0 billion in 2001, $129.8 billion of which were federal funds, and $98.2 billion of which were state funds. The Centers for Medicare and Medicaid Services projects that total Medicaid and the State Children's Health Insurance Program outlays will reach $372.9 billion in fiscal year 2007.

The State Children's Health Insurance Program is a matching program that provides health care coverage to children not otherwise covered by Medicaid or other insurance programs. States have the option of administering the State Children's Health Insurance Program through their Medicaid programs. The State Children's Health Insurance Program enrollment reached 4.6 million in 2001, a 38% increase over 2000 enrollment figures. The Centers for Medicare and Medicaid Services data indicates that by fiscal year 2006 total State Children's Health Insurance Program outlays will be $4.3 billion.

The state and federal governments jointly finance Medicaid and the State Children's Health Insurance Program through a matching program in which the federal government pays a percentage based on the average per capita income in each state and typically exceeds 50%. Federal payments for Medicaid have no set dollar ceiling and are only limited by the amount states are willing to spend. State and local governments pay the share of Medicaid costs not paid by the federal government.

Medicaid Managed Care. The Medicaid members we serve generally come from diverse cultures and ethnicities. Many have had limited education and do not speak English. Lack of adequate transportation is common.

Under traditional Medicaid programs, health care services are made available to low-income individuals in an uncoordinated manner. These individuals typically have minimal access to preventive care such as immunizations and access to primary care physicians is limited. As a consequence, treatment is often postponed until medical conditions become more severe, leading to higher utilization of costly emergency room services. In addition, providers are paid on a fee-for-service basis and lack incentives to monitor utilization and control costs.

In response, most states have implemented Medicaid managed care programs to improve access to coordinated health care services including preventive care and to control health care costs. Under Medicaid managed care programs, a health plan is paid a predetermined payment per enrollee for the covered health care services. The health plan, in turn, arranges for the provision of such services by contracting with a network of providers who are responsible for providing a comprehensive range of medical and hospital services. The health plan also monitors quality of care and implements preventive programs, and thereby strives to improve access to care while more effectively controlling costs.

Over the past decade, the federal government has expanded the ability of state Medicaid agencies to explore, and, in many cases, mandate the use of managed care for Medicaid beneficiaries. If Medicaid managed care is not mandatory, individuals entitled to Medicaid may choose either the fee-for-service Medicaid program or a managed care plan, if available. According to information published by the Centers for Medicare and Medicaid Services, from 1996 to 2001, managed care enrollment among Medicaid beneficiaries has increased from 13.3 million to 20.8 million. All states in which we operate have mandated Medicaid managed care programs in place.

Our Approach

We focus on serving low-income families and individuals who receive health care benefits through government-sponsored programs. We believe we are well positioned to capitalize on the growth opportunities in our market. Our approach to managed care is based on the following key attributes:

Experience. For 23 years we have focused on serving Medicaid beneficiaries as both a health plan and a provider through our clinics. In that time we have developed and forged strong relationships with the constituents whom we serve—members, providers and government agencies. Our ability to deliver quality care, establish and maintain provider networks, and our administrative efficiency have allowed us to compete successfully for government contracts. We have a very strong track record of obtaining and renewing contracts and have developed significant expertise as a government contractor.

Administrative Efficiency. We have centralized and standardized various functions and practices across all of our health plans to increase administrative efficiency. These include centralized claims processing and information services which operate on a single platform. We have standardized medical management programs, pharmacy benefits management contracts and health education. As a result, we believe our administrative efficiency is among the best in our industry. In addition, we have designed our administrative and operational infrastructure to be scalable for rapid and cost-effective expansion in new and existing markets.

Proven Expansion Capability. We have successfully developed and then replicated our business model. This has included the acquisition of health plans, the development of new operations and the transition of members from other plans. The establishment of our health plan in Utah reflected our ability to replicate our business model in new states, while the acquisitions in Michigan and Washington demonstrated our ability to acquire and successfully integrate existing health plan operations. For example, since our acquisition in Washington on December 31, 1999, membership increased from approximately 60,000 members to approximately 178,000 members as of March 31, 2003 while profitability also improved. Our plan is now the largest Medicaid managed care plan in the state. In Utah, our health plan is the largest Medicaid managed care plan in the state with 44,000 members as of March 31, 2003, an increase of 28,000 members during 2002 and the first quarter of 2003. Substantially all of the growth was from the successful integration of members from competing multi-product health plans which exited the market.

Flexible Care Delivery Systems. Our systems for delivery of health care services are diverse and readily adaptable to different markets and changing conditions. We arrange health care services through contracts with providers that include our own clinics, independent physicians and medical groups, hospitals and ancillary providers. Our systems support multiple contracting models, such as fee-for-service, capitation, per diem, case rates and diagnostics related groups. Our provider network strategy is to contract with providers that are best suited, based on proximity, culture and experience, to provide services to a low-income population.

We operate 21 company-owned primary care clinics in California. These clinics require low capital expenditures, minimal start-up time and are profitable. Our clinics serve an important role in providing certain communities with access to primary care and provide us with insights into physician practice patterns, first hand knowledge of the unique needs of our members, and a platform to pilot new programs.

Cultural and Linguistic Expertise. National census data shows that the population is becoming increasingly diverse. We have a 23-year history of developing targeted health care programs for our culturally diverse members and we believe we are well-positioned to successfully serve this growing population. We contract with a diverse network of community-oriented providers who have the capabilities to address the linguistic and cultural needs of our members. We have established cultural advisory committees in all of our major markets that are advised by our full-time cultural anthropologist. We educate employees and providers about the differing needs among members. We develop member education material in a variety of media and languages and ensure that the literacy level is appropriate for our target audience. In addition, our website is accessible in six languages.

Proven Medical Management. We believe our experience as a provider has helped us improve medical outcomes for our members while resulting in cost savings. We carefully monitor day-to-day medical management in order to provide appropriate care to our members, contain costs and ensure an efficient delivery network. We have developed disease management and health education programs that address the particular health care needs of a culturally diverse, low-income population. We have established pharmacy management programs and policies that have allowed us to manage our pharmaceutical costs effectively. For example, our staff pharmacists educate our providers on the use of generic drugs rather than branded drugs. As a result, we believe our generic utilization rate is among the highest in our industry.

Our Strategy

Our objective is to be the leading managed care organization serving low income families and individuals. To achieve this objective, we intend to:

Focus on serving low income families and individuals. We believe the Medicaid population, characterized by low income and significant ethnic diversity, requires unique services to meet its health care needs. Our 23 years of experience in serving this community has provided us significant expertise to successfully meet the unique needs of our members. We will continue to focus on serving the beneficiaries of Medicaid and other government-sponsored programs, as our experience, infrastructure and health care programs position us to optimally serve this population.

Increase our membership. We have grown our membership through a combination of acquisitions and internal growth. Increasing our membership provides the opportunity to grow and diversify our revenues, increase profits, enhance economies of scale from our centralized administrative infrastructure, and strengthen our relationships with providers and government agencies. We will seek to grow our membership by expanding within existing markets and entering new markets.

- *Expand within existing markets.* We expect to grow in existing markets by expanding our service area and provider network, increasing awareness of the Molina brand name, and maintaining positive provider relationships.

- *Enter new markets.* We intend to enter new markets by acquiring existing businesses or building our own operations. We will focus our expansion on markets with strong provider dynamics, a fragmented competitive landscape, significant size and mandated Medicaid managed care enrollment.

Manage medical costs. We will continue to use our information systems, positive provider relationships and experience to further develop and utilize effective medical management and other programs that address the distinct needs of our members. While improving the efficacy of treatment, these programs facilitate the identification of our members with special or particularly high cost needs and help limit the cost of their treatment.

Leverage operational efficiencies. Our centralized administrative infrastructure, flexible information systems and dedication to controlling administrative costs provide economies of scale. Our existing systems have significant expansion capacity and allow us to integrate new members and expand quickly in new and existing markets.

Our Health Plans

Our health plans are located in California, Washington, Michigan and Utah. An overview of our health plans is outlined in the table below:

Summary of Health Plans as of December 31, 2002

State	Total Members	LTM Operating Revenue(1)	Number of Contracts	Expiration Date
		(in thousands)		
California	253,000	$268,808	5	Varies between June 30, 2003 and December 31, 2004
Washington	161,000	$257,175	2	December 31, 2003
Michigan	33,000	$ 52,691	1	September 30, 2004
Utah	42,000	$ 63,505	2	June 30, 2004 and June 30, 2006

(1) Includes premium and other operating revenue for the twelve months ended December 31, 2002.

Our contracts with state and local governments determine the type and scope of health care services that we arrange for our members. Generally, our contracts require us to arrange for preventive care, office visits, inpatient and outpatient hospital and medical services and limited pharmacy benefits. We are usually paid a negotiated amount per member per month, with the amount varying from contract to contract. We are also paid an additional amount for each newborn delivery in Washington, Michigan and Utah. Our contracts in Washington, Michigan and Utah have higher monthly payments but require us to cover more services. In California, providers of certain high cost services, such as specified organ transplants and pediatric oncology cases, are paid directly by the state. In Washington, the Social Security Income program retains financial responsibility for medical care provided to Medicaid beneficiaries that meet specific health and financial status qualifications. In general, either party may terminate our state contracts with or without cause upon 30 days to nine months prior written notice. In addition, most of these contracts contain renewal options that are exercisable by the state.

California. Molina Healthcare of California has the third largest enrollment of Medicaid beneficiaries among non-governmental health plans in the state. We arrange health care services for our members either as a direct contractor to the state or through subcontracts with other health plans. Our plan serves counties with three of the largest Medicaid populations in California—Riverside, San Bernardino and Los Angeles Counties—as well as Sacramento and Yolo Counties.

Washington. Acquired in December 1999 from Health Net, Inc., Molina Healthcare of Washington, Inc. is now the largest Medicaid managed health plan in the state. Our plan has grown from approximately 60,000 members at the time of the acquisition to approximately 161,000 members at December 31, 2002. We serve members in 27 of the state's 39 counties. Effective July 1, 2002, we acquired approximately 14,000 additional members in an assignment of contract from Aetna US Healthcare, Inc. for cash consideration.

Michigan. We originally acquired a minority investment in a Medicaid-only health plan exempt from HMO licensure requirements in 1997. In 1999 we purchased the remaining shares, and in 2000 we became licensed as an HMO under our subsidiary, Molina Healthcare of Michigan, Inc. We serve the metropolitan Detroit area, as well as nearly 30 other counties throughout Michigan. Effective October 1, 2002, we began serving approximately 6,000 additional members as a result of the exit of another plan from the market. In April 2003, we entered into an agreement with a health plan in Michigan to acquire approximately 12,000 additional members. Effective August 1, 2003, approximately 9,400 members were transferred to us under the terms of this agreement. In May 2003, we entered into an agreement with another health plan in Michigan to acquire the plan's Medicaid contract and approximately 40,000 additional members. Effective October 1, 2003, approximately 32,000 members were transferred to us under the terms of this agreement. Aggregate consideration for these transactions is approximately $8.8 million.

Utah. Molina Healthcare of Utah, Inc. is the largest Medicaid managed care health plan in Utah. We serve Salt Lake County as well as seven other counties which collectively contain over 80% of the population in the state. Our Utah contract expires June 2004. Effective July 1, 2002, this contract was amended to provide us a stop loss guarantee for the first 40,000 members. Under the terms of the amendment, the state of Utah agreed to pay us 100% of medical costs plus 9% of medical costs as an administrative fee for providing medical and utilization management services. In addition, if the actual medical costs and administrative fee are less than a predetermined amount, we will receive all or a portion of the difference as additional revenue. The additional revenue we could receive is equal to the savings up to 5% of the predetermined amount plus 50% of the savings above 5% of that amount. For any members above 40,000, we have an executed memorandum of understanding with the state providing that the state will reimburse us for all medical costs associated with those members plus an administrative fee per member per month. Relative to the memorandum of understanding, there is no assurance we will enter into such a contract amendment or that its terms will be the same as the memorandum of understanding.

Provider Networks

We arrange health care services for our members through contracts with providers that include our own clinics, independent physicians and groups, hospitals and ancillary providers. Our strategy is to contract with providers in geographic areas, in specialties and with appropriate cultural and linguistic experience to meet the needs of our low-income members.

Physicians. We contract with primary care physicians, medical groups, specialists and independent practice associations. Primary care physicians provide office-based primary care services. Primary care physicians may be paid under capitation or fee-for-service contracts and may receive additional compensation by providing certain preventive services. Our specialists care for patients for a specific episode or condition upon referral from a primary care physician, and are usually compensated on a fee-for-service basis. Our most frequently utilized specialists are obstetricians/gynecologists, ear, nose and throat specialists, and orthopedic surgeons. When we contract with groups of physicians on a capitated basis, we monitor their solvency.

Primary Care Clinics. We operate 21 company-owned primary care clinics in California staffed by physicians, physician assistants, and nurse practitioners. In 2002, the clinics had over 143,000 patient visits. These clinics are located in neighborhoods where our members reside, and provide us a first-hand opportunity to understand the special needs of our low-income members. The clinics assist us in developing and implementing community education, disease management and other programs before they are implemented throughout the company. The clinics also give us direct clinic management experience that enables us to better understand the needs of our independent physicians and groups.

Hospitals. We generally contract with hospitals that have significant experience dealing with the medical needs and administrative procedures of the Medicaid population. Under our plans, hospitals are reimbursed under a variety of payment methods, including fee-for-service, per diems, diagnostic related groups and case rates.

Medical Management

Our experience in medical management extends back to our roots as a provider organization. We utilize primary care physicians as the focal point of the delivery of health care to our members, providing routine and preventive care, coordinating referrals to specialists and assessing the need for hospital care. This model has proven to be an effective method for coordinating medical care for our members.

Disease Management. We develop specialized disease management programs that address the particular health care needs of our members. "*Motherhood Matters*" is a comprehensive program designed to improve pregnancy outcomes and enhance member satisfaction. "*Breathe with Ease*" is a multidisciplinary disease management program that provides intensive health education resources and case management services to assist physicians caring for asthmatic members between the ages of three and 15. We anticipate that both of our programs will be fully implemented in all four states in which we operate.

Educational Programs. An important aspect of our approach to health care delivery is our educational programs. The programs are designed to increase awareness of various diseases, conditions and methods of prevention in a manner that supports the providers, while meeting the unique needs of our members. For example, we provide our members with a copy of *What To Do When Your Child Is Sick.* This book, available in Spanish, Vietnamese and English, is designed to educate parents on the use of primary care physicians, emergency rooms and nurse call centers.

Pharmacy Programs. Our pharmacy management program is focused on physician education and enforcing policies and procedures. Our pharmacists and physicians work with our pharmacy benefits manager to maintain a formulary that promotes generic drug use. We employ full-time pharmacists and pharmacy technicians who work with physicians to educate them on the use of specific drugs and how to best manage costs. This has resulted in a 99% generic utilization rate when a generic alternative is available in our drug formulary.

Plan Administration and Operations

Management Information Systems. All of our health plan information technology and systems operate on a single platform. This approach avoids the costs associated with maintaining multiple systems, improves productivity and enables medical directors to compare costs, identify trends and exchange best practices among our plans. Our single platform also facilitates our compliance with current and future regulatory requirements.

The software we use is based on client-server technology and was proven by an independent third-party audit to be scalable to 11 million members. The software is flexible, easy to use and allows us to accommodate enrollment growth and new contracts. The open architecture of the system gives us the ability to transfer data from other systems without the need to write a significant amount of computer code which facilitates rapid and efficient integration of new plans and acquisitions.

Best Practices. We continuously seek to promote best practices. Our approach to quality is broad, encompassing traditional medical management and the improvement of our internal operations. We have dedicated staff which facilitates the development and implementation of a uniform, efficient and quality-based delivery model for health plan operations and coordinates and implements company-wide programs and strategic initiatives such as Health Plan Employer Data and Information Set and accreditation by the National Committee on Quality Assurance, or NCQA. The physicians in our network are credentialed using measures established by NCQA. We use peer review to routinely assess the quality of care rendered by providers.

Claims Processing. We pay at least 90% of properly billed claims within 30 days. Claims received electronically can be imported directly into the claims system, and many can be adjudicated automatically, thus eliminating the need for manual intervention. Most physician claims that are received in hard copy are scanned into electronic format and are processed by the claims system automatically. Our California headquarters is a central processing center for all of our health plan claims.

Compliance. Our health plans have established high standards of ethical conduct for operations. Our compliance programs are modeled after the compliance guidance statements published by the Office of the Inspector General of the U.S. Department of Health and Human Services. Our uniform approach to compliance makes it easier for the health plans to share knowledge as it evolves and reduces the potential for compliance errors and any associated liability.

Competition

The Medicaid managed care industry is highly fragmented. According to the Centers for Medicare and Medicaid Services as of June 30, 2001, there were over 500 Medicaid managed care contractors nationwide, including multi-product managed care organizations, Medicaid-only HMOs, prepaid health plans and primary care case management programs. Below is a general description of our principal competitors for state contracts, members and providers:

- *Multi-Product Managed Care Organizations*—National and regional multi-product managed care organizations that have Medicaid members in addition to members in Medicare and private commercial plans.
- *Medicaid HMOs*—Managed care organizations that focus principally on providing health care services to Medicaid beneficiaries, many of which operate in only one city or state.
- *Prepaid Health Plans*—Health plans that provide less comprehensive services on an at-risk basis or that provide benefit packages on a non-risk basis.
- *Primary Care Case Management Programs*—Programs established by the states through contracts with primary care providers to provide primary care services to Medicaid beneficiaries, as well as provide limited oversight of other services.

We will continue to face varying levels of competition. Health care reform proposals may cause organizations to enter or exit the market for government sponsored health programs. However, the licensing requirements and bidding and contracting procedures in some states present barriers to entry into our industry.

We compete for contracts, renewals of contracts, members and providers. To win a bid or to be awarded a contract, governments consider many factors, including, the plan's provider network, medical management, responsiveness to member complaints, timeliness of claims payment and financial resources. Potential members typically choose a health plan based on a specific provider being a part of the network, the quality of care and services offered, accessibility of services and reputation or name recognition. We believe factors that providers consider in deciding whether to contract with us include potential member volume, payment methods, timeliness and accuracy of claims payment and administrative service capabilities.

Regulation

Our health care operations are regulated by both state and federal government agencies. Regulation of managed care products and health care services is an evolving area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules occur frequently.

In order to operate a health plan, we must apply for and obtain a certificate of authority or license from the state. Our health plans are licensed to operate as HMOs in California, Washington, Michigan and Utah. In those jurisdictions, we are regulated by either the state insurance department or another state agency with responsibility for oversight of HMOs. The licensing requirements are the same for us as they are for health plans serving multi-product managed care organization members. We must demonstrate to the state that we have an adequate provider network, that our quality and utilization management processes comply with state requirements, and that we have a procedure in place for responding to member and provider complaints and grievances. We also must demonstrate that our systems are capable of processing providers' claims in a timely fashion and for collecting and analyzing the information needed to manage our quality improvement activities. In addition, we must satisfy the state that we have the financial resources necessary to pay our anticipated medical care expenses and the infrastructure needed to account for our costs.

Each of our health plans is required to report quarterly on its performance to the appropriate regulatory agency in the state in which the health plan is licensed. They also undergo periodic examinations and reviews by the state. The plans generally must obtain approval from the state before declaring dividends in excess of certain thresholds. Each plan must maintain a net worth in an amount determined by statute or regulation and we may only invest in types of securities approved by the state. Any acquisition of another plan's members must also be approved by the state.

In addition, our Medicaid and the State Children's Health Insurance Program activities are regulated by each state's department of health services or equivalent agency. These agencies typically require demonstration of the same capabilities mentioned above and perform periodic audits of performance, usually annually.

Medicaid. Medicaid was established under the U.S. Social Security Act to provide medical assistance to the poor. It is state-operated and implemented, although it is funded by both the state and federal governments. Our contracts with the state Medicaid programs place additional requirements on us. Within broad guidelines established by the federal government, each state:

- establishes its own eligibility standards,
- determines the type, amount, duration and scope of services,
- sets the rate of payment for services, and
- administers its own program.

We obtain our Medicaid contracts in different ways. Some states, such as Washington, award contracts to any applicant that can demonstrate it meets the state's requirements. Others, such as California, engage in a competitive bidding process. In either case, we must demonstrate to the satisfaction of the state Medicaid program that we are able to meet the state's operational and financial requirements. These requirements are in addition to those required for a license and are targeted to the specific needs of the Medicaid population. For example:

- we must measure provider access and availability in terms of the time needed to reach the doctor's office using public transportation,
- our quality improvement programs must emphasize member education and outreach and include measures designed to promote utilization of preventive services,
- we must have linkages with schools, city or county health departments, and other community-based providers of health care, in order to demonstrate our ability to coordinate all of the sources from which our members may receive care,
- we must have the capability to meet the needs of the disabled and others with "special needs,"
- our providers and member service representatives must be able to communicate with members who do not speak English or who are deaf, and
- our member handbook, newsletters and other communications must be written at the prescribed reading level, and must be available in languages other than English.

In addition, we must demonstrate that we have the systems required to process enrollment information, to report on care and services provided, and to process claims for payment in a timely fashion. We must also have the financial resources needed to protect the state, our providers and our members against any risk of our insolvency.

Once awarded, our contracts generally have terms of one to six years, with renewal options at the discretion of the states. Our health plans are subject to periodic reporting and comprehensive quality assurance evaluations. We submit periodic utilization reports and other information to the state or county Medicaid program of our operations. We are not permitted to enroll members directly, and are permitted to market only in accordance with strict guidelines.

HIPAA. In 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA. All health plans are subject to HIPAA, including ours. HIPAA generally requires health plans to:

- establish the capability to receive and transmit electronically certain administrative health care transactions, like claims payments, in a standardized format,
- afford privacy to patient health information, and
- protect the privacy of patient health information through physical and electronic security measures.

We expect to achieve compliance with HIPAA by the applicable deadlines. However, given its complexity, the recent adoption of some final regulations, the possibility that the regulations may change and may be subject to changing, and perhaps conflicting, interpretation, our ability to comply with all of the HIPAA requirements is uncertain. Further, due to the evolving nature of the HIPAA requirements we have not yet determined what our total compliance costs will be.

Fraud and Abuse Laws. Federal and state governments have made investigating and prosecuting health care fraud and abuse a priority. Fraud and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical services, improper marketing and violation of patient privacy rights. Companies involved in public health care programs such as Medicaid are often the subject of fraud and abuse investigations. The regulations and contractual requirements applicable to participants in these public-sector programs are complex and subject to change. Although we believe that our compliance efforts are adequate, ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

Properties

We lease a total of 32 facilities, including 21 medical clinics in California. We own a 32,000 square foot office building in Long Beach, California, which serves as our corporate headquarters.

Employees

As of December 31, 2002, we had approximately 830 full-time employees, including physicians, nurses, and administrators. Our employee base is multicultural and reflects the diverse member base we serve. We believe we have good relations with our employees. Our employees are not represented by a union.

Legal Proceedings

We are involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. These actions, when finally concluded and determined, will not, in our opinion, have a material adverse effect on our financial position, results of operations, or cash flows.

MANAGEMENT

Our executive officers, key employees and directors, and their ages and positions are as follows:

Name	Age	Position
J. Mario Molina, M.D.	45	President & Chief Executive Officer; Chairman of the Board
John C. Molina, J.D.	39	Executive Vice President, Financial Affairs, Chief Financial Officer & Treasurer; Director
George S. Goldstein, Ph.D.	62	Executive Vice President, Health Plan Operations; Chief Executive Officer of Molina Healthcare of California; Director
Mark L. Andrews, Esq.	46	Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary
M. Martha Bernadett, M.D.	40	Executive Vice President, Development
Ronna Romney(1)(2)	60	Director
Ronald Lossett, CPA, D.B.A.(1)(2)(3)	61	Director
Charles Z. Fedak, CPA(1)(2)(3)	52	Director
Carl D. Covitz(3)	64	Director
Sally K. Richardson	70	Director

(1) Member of the Compensation Committee.
(2) Member of the Corporate Governance and Nominating Committee.
(3) Member of the Audit Committee.

J. Mario Molina, M.D. has served as our President and Chief Executive Officer since succeeding his father and company founder, Dr. C. David Molina, in 1996. He has also served as our Chairman of the Board since 1996. Prior to that, he served as Medical Director of the California health plan from 1991 through 1994 and was the Vice President of the California health plan responsible for provider contracting and relation member services, market and quality assurance from 1994 to 1996. Dr. Molina presently serves as a member of the Financial Solvency Standards Board (which is an advisory committee to the California State Department of Managed Health Care), and is a member of the board of the California Association of Health Plans. He earned an M.D. from the University of Southern California and performed his medical internship and residency at the Johns Hopkins Hospital. Dr. Molina is the brother of John C. Molina and M. Martha Bernadett, M.D.

John C. Molina, J.D. has served as our Executive Vice President, Financial Affairs since 1995, our Treasurer since 2002 and our Chief Financial Officer since 2003. He also has served as a director since 1994. Mr. Molina has been employed by us for 23 years in a variety of positions. Mr. Molina is a past president of the California Association of Primary Care Case Management Plans. He earned a J.D. from the University of Southern California School of Law. Mr. Molina is the brother of J. Mario Molina, M.D. and M. Martha Bernadett, M.D.

George S. Goldstein, Ph.D. has served as our Executive Vice President, Health Plan Operations since 1999 and has served as a director since 1998. Dr. Goldstein also served as CEO of our California health plan from 1999 through July of 2003. Before joining us, Dr. Goldstein served as Chief Executive Officer of United Health Care Corporation of Southern California and Nevada from 1996 to 1998. Dr. Goldstein also served as Senior Vice President of State Programs for Foundation Health Services, Inc. from 1993 to 1996. In Colorado and New Mexico, he held cabinet positions under three governors from 1975 to 1985, and was responsible for the Medicaid, public health, mental health and environmental programs. He earned a Ph.D. in Experimental Psychology from Colorado State University.

Mark L. Andrews, Esq. has served as our Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary since 1998. He also has served as a member of the Executive Committee of our executive officers since 1998. Before joining us, Mr. Andrews was a partner at Wilke, Fleury, Hoffelt, Gould & Birney of Sacramento, California from 1984 through 1997, where he chaired that firm's health care and employment law groups and represented us as outside counsel from 1994 through 1997. He earned a J.D. from Hastings College of the Law.

M. Martha Bernadett, M.D. has served as Executive Vice President, Development since 2002. From 1992-1994 she worked as a staff physician in family practice, from 1994-1996 she served as Associate Medical Director, from 1996-1999 she served as Vice President responsible for provider contracting and relations, network development, provider information, process improvement, credentialing and facility site review. Since 1999 she has served as Vice President and General Manager of the staff model operations of Molina Healthcare of California. Dr. Bernadett currently serves on the California Health Manpower Policy Commission and is the Principal Investigator on a grant from The Robert Wood Johnson Foundation to improve healthcare access for Latinos. She earned an M.D. from the University of California, Irvine and an M.B.A. from Pepperdine University. Dr. Bernadett is the sister of J. Mario Molina, M.D. and John C. Molina.

Ronna Romney has served as a director since 1999 and also has served as a director of our Michigan health plan since 1999. She has served as a director for Park-Ohio Holding Corporation, a publicly traded logistics company, from 1999 to the present. Ms. Romney was a candidate for the United States Senate in 1996. She has published two books. From 1989 to 1993 she served as Chairperson of the President's Commission on White House Fellowships. From 1984 to 1992, Ms. Romney served as the Republican National Committeewoman for the state of Michigan, and from 1982 to 1985, she served as Commissioner of the Presidents' National Advisory Council on Adult Education.

Ronald Lossett, CPA, D.B.A. has served as a director since 2002. Mr. Lossett served as a director of our California health plan from 1997 to 2002. He was President and Chief Executive Officer of EPIC, L.P., a physician practice management company, until his retirement in 2000 and Chairman of the Board of Pacific Physician Services, Inc. and Chief Executive Officer prior to its merger with MedPartners, Inc. in 1996. Mr. Lossett is a certified public accountant.

Charles Z. Fedak, CPA has served as a director since 2002. Mr. Fedak founded Charles Z. Fedak & Co., Certified Public Accountants, in 1981 and has practiced as a certified public accountant with that firm since that date. He was previously employed by KPMG Peat Marwick (formerly KPMG Main Hurdman) from 1975 to 1980. Mr. Fedak is a certified public accountant.

Carl D. Covitz has served as a director since February 2003. Mr. Covitz has been the owner and president of Landmark Capital, Inc., a national real estate development and investment company, since 1973. From 1990 to 1993, he served as the Secretary of Business, Transportation and Housing of the State of California. From 1987 to 1989 Mr. Covitz served as Deputy Secretary of the U.S. Department of Housing and Urban Development. He is a director of Arden Realty Inc., a publicly-traded real estate investment trust, and the SunAmerica Annuity Funds. Mr. Covitz is the past Chairman of the Board of the Federal Home Loan Bank of San Francisco. He earned an M.B.A. from the Columbia University Graduate School of Business.

Sally K. Richardson has served as our director since May 2003. Since 1999, Ms. Richardson has served as the Executive Director of the Institute for Health Policy Research and as Associate Vice President for the Health Services Center of West Virginia University. From 1997 to 1999, she served as the Director of the Center for Medicaid and State Operations, Health Care Financing Administration, U.S. Department of Health and Human Services. Ms. Richardson served as a member of the White House Health Care Reform Task Force in 1993. She currently serves on the National Advisory Committee on Rural Health, U.S. Department of Health and Human Resources, and the Policy Council, National Office of March of Dimes.

MARKET PRICE, DIVIDENDS AND RELATED STOCKHOLDER MATTERS

As of December 31, 2002, there was no established public trading market for any class of our common equity. Subsequently, our common stock became listed on July 2, 2003 on The New York Stock Exchange, Inc. under the symbol "MOH." The high and low sales prices of our common stock for specified periods are set forth below:

Date Range	High Sales Price	Low Sales Price
July 2, 2003 to September 30, 2003	$27.75	$20.15
October 1, 2003 to October 30, 2003	$29.00	$26.15

As of October 30, 2003, there were approximately 1,750 holders of our common stock.

We have in the past declared and paid cash dividends on our common stock. There were no dividends declared in 2002 or 2001. We currently anticipate that we will retain any future earnings for the development and operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

Our ability to pay dividends is dependent on cash dividends from our subsidiaries. Laws of the states in which we operate or may operate, as well as requirements of the government sponsored health programs in which we participate, limit the ability of our subsidiaries to pay dividends to us. In addition, the terms of our credit facility limit our ability to pay dividends.

INDEX TO FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Molina Healthcare, Inc.

We have audited the accompanying consolidated balance sheets of Molina Healthcare, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Molina Healthcare, Inc. and subsidiaries at December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Los Angeles, California
January 31, 2003, except Note 6, as
to which the date is March 21, 2003;
Note 10, as to which the date is June 26,
2003; and Note 12, as to which the date is
May 12, 2003

MOLINA HEALTHCARE, INC.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share data)

	December 31, 2001	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$102,750	$139,300
Receivables	21,078	29,591
Income taxes receivable	—	904
Deferred income taxes	1,561	2,083
Prepaid and other current assets	2,844	5,682
Total current assets	128,233	177,560
Property and equipment, net	9,637	13,660
Goodwill and intangible assets, net	4,768	6,051
Restricted investments	2,000	2,000
Deferred income taxes	1,477	2,287
Advances to related parties and other assets	3,505	3,408
Total assets	$149,620	$204,966
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Medical claims and benefits payable	$ 64,100	$ 90,811
Accounts payable and accrued liabilities	10,903	12,074
Income taxes payable	4,087	—
Current maturities of long-term debt	51	55
Total current liabilities	79,141	102,940
Long-term debt, less current maturities	3,350	3,295
Other long-term liabilities	2,370	3,464
Total liabilities	84,861	109,699
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.001 par value; 80,000,000 shares authorized; issued and outstanding: 20,000,000 shares at December 31, 2001 and 2002	5	5
Preferred stock, $0.001 par value; 20,000,000 shares authorized, no shares issued and outstanding	—	—
Retained earnings	64,754	95,262
Total stockholders' equity	64,759	95,267
Total liabilities and stockholders' equity	$149,620	$204,966

See accompanying notes.

MOLINA HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share data)

	Year ended December 31,		
	2000	**2001**	**2002**
Revenue:			
Premium revenue	$324,300	$499,471	$639,295
Other operating revenue	1,971	1,402	2,884
Investment income	3,161	2,982	11,982
Total operating revenue	329,432	503,855	644,161
Expenses:			
Medical care costs:			
Medical services	107,883	149,999	177,584
Hospital and specialty services	127,139	212,799	296,347
Pharmacy	29,386	45,612	56,087
Total medical care costs	264,408	408,410	530,018
Marketing, general and administrative expenses (including a charge for stock option settlements of $7,796 in November 2002)	38,701	42,822	61,227
Depreciation and amortization	2,085	2,407	4,112
Total expenses	305,194	453,639	595,357
Operating income	24,238	50,216	48,804
Other income (expense):			
Interest expense	(578)	(347)	(438)
Other, net	381	(214)	33
Total other expense	(197)	(561)	(405)
Income before income taxes	24,041	49,655	48,399
Provision for income taxes	9,156	19,453	17,891
Income before minority interest	14,885	30,202	30,508
Minority interest	79	(73)	—
Net income	$ 14,964	$ 30,129	$ 30,508
Net income per share:			
Basic	$ 0.75	$ 1.51	$ 1.53
Diluted	$ 0.73	$ 1.46	$ 1.48

See accompanying notes.

MOLINA HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in thousands)

	Common Stock		Accumulated Other Comprehensive Loss	Retained Earnings	Total
	Outstanding	Amount			
Balance at January 1, 2000	20,000,000	$ 5	$ (20)	$20,661	$20,646
Comprehensive income (loss):					
Net income	—	—	—	14,964	14,964
Other comprehensive loss, net of tax:					
Unrealized loss on marketable securities	—	—	(3)	—	(3)
Comprehensive income (loss)	—	—	(3)	14,964	14,961
Cash dividends declared	—	—	—	(1,000)	(1,000)
Balance at December 31, 2000	20,000,000	5	(23)	34,625	34,607
Comprehensive income:					
Net income	—	—	—	30,129	30,129
Other comprehensive income, net of tax:					
Realized loss on marketable Securities	—	—	23	—	23
Comprehensive income	—	—	23	30,129	30,152
Balance at December 31, 2001	20,000,000	5	—	64,754	64,759
Comprehensive income:					
Net income	—	—	—	30,508	30,508
Comprehensive income	—	—	—	30,508	30,508
Balance at December 31, 2002	20,000,000	$ 5	$—	$95,262	$95,267

See accompanying notes.

MOLINA HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,		
	2000	2001	2002
Operating activities			
Net income	$ 14,964	$ 30,129	$ 30,508
Minority interest	(79)	73	—
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,085	2,407	4,112
Deferred income taxes	(64)	(969)	(1,332)
Loss on disposal of property and equipment	245	416	38
Stock-based compensation	401	505	860
Changes in operating assets and liabilities:			
Receivables	(14,805)	11,610	(8,513)
Claims receivable—FHS Subsidiary	12,012	—	—
Prepaid and other current assets	7,529	(436)	(2,838)
Medical claims and benefits payable	389	14,585	26,711
Accounts payable and accrued liabilities	(2,345)	1,554	1,171
Income taxes payable (receivable)	1,269	1,478	(4,991)
Net cash provided by operating activities	21,601	61,352	45,726
Investing activities			
Proceeds from sale of marketable securities, net	1,938	—	—
Release of statutory deposits	—	1,050	—
Purchase of equipment	(1,758)	(2,105)	(6,206)
Other long-term liabilities	615	(486)	234
Advances to related parties and other assets	(695)	(1,537)	97
Net cash paid in purchase transactions	—	(1,250)	(3,250)
Net cash provided by (used in) investing activities	100	(4,328)	(9,125)
Financing activities			
Cash dividends declared	(1,000)	—	—
Maturity of restricted investments	12,800	—	—
Borrowings under credit facility	—	—	—
Principal payments on note payable	(13,836)	(59)	(51)
Purchase of treasury stock	—	—	—
Net cash used in financing activities	(2,036)	(59)	(51)
Net increase in cash and cash equivalents	19,665	56,965	36,550
Cash and cash equivalents at beginning of year	26,120	45,785	102,750
Cash and cash equivalents at end of year	$ 45,785	$102,750	$139,300
Supplemental cash flow information			
Cash paid (received) during the year for:			
Income taxes	$ 7,950	$ 18,944	$ 24,215
Interest	$ 580	$ 342	$ 352

See accompanying notes.

(dollars in thousands, except per share data)

1. The Reporting Entity

Molina Healthcare, Inc. (the Company) is a multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals. The Company was founded in 1980 as a provider organization serving the Medicaid population through a network of primary care clinics in California. In 1994, the Company began operating as a health maintenance organization (HMO). The Company's operations include Molina Healthcare of California (California HMO), Molina Healthcare of Utah, Inc. (Utah HMO), Molina Healthcare of Washington, Inc. (Washington HMO), and Molina Healthcare of Michigan, Inc. (Michigan HMO).

The consolidated financial statements and notes give effect to a 40-for-1 stock split of our outstanding common stock and recapitalization as a result of the share exchange in the reincorporation merger which occurred on June 26, 2003 (see Note 10. Restatement of Capital Accounts).

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Principal areas requiring the use of estimates include: determination of allowances for uncollectible accounts, settlements under risks/savings sharing programs, impairment of long-lived and intangible assets, medical claims and accruals, professional and general liability claims, reserves for potential absorption of claims unpaid by insolvent providers, reserves for the outcome of litigation, and valuation allowances for deferred tax assets.

Premium Revenue

Premium revenue is primarily derived from Medi-Cal/Medicaid programs and other programs for low-income individuals, which represented at least 99% of the Company's premium revenue for each of the three years in the period ended December 31, 2002. Premium revenue includes per member per month fees received for providing substantially all contracted medical services and fee for service reimbursement for delivery of newborns on a per case basis (birth income). Prepaid health care premiums are reported as revenue in the month in which enrollees are entitled to receive health care. A portion of the premiums is subject to possible retroactive adjustments which have not been significant. Birth income is recorded during the month when services are rendered and accounted for 7% or less of total premium revenue during each of the three years in the period ended December 31, 2002.

Through July 2000, the California HMO was a subcontractor with another HMO to provide comprehensive health care services to Medi-Cal beneficiaries located in Sacramento. The Company terminated its subcontract due in part to premiums which the California HMO believed it was owed but had not been paid. Because of the uncertainty regarding collection of the disputed premiums from the subcontractor, the premiums were not recorded in years 1997 to 1999 for which they were due. In December 2000, the California HMO negotiated a $2,000 settlement. The settlement was recorded as a change in estimate and increased premium revenue and income before income taxes for the year ended December 31, 2000.

Effective July 1, 2002, the Utah HMO agreed to provide medical and utilization management services to Utah Medicaid members through June 30, 2004 under a stop-loss guarantee for the first 40,000 members. The state of Utah agreed to pay the Utah HMO 100% of medical costs plus 9% of medical costs as an administrative fee. In addition, if the actual medical costs and administrative fee are less than a predetermined amount, the Utah HMO will receive all or a portion of the difference as additional revenue. The additional revenue is equal to the savings up to 5% of the predetermined amount plus 50% of the savings above 5% of that amount. Under the stop loss agreement, the Utah HMO recognizes premium revenue equal to medical costs incurred, contracted administrative fee, and an estimate of the savings earned based on performance by its provider network, utilization management, and pharmacy benefit services. At December 31, 2002, total receivables due from the State of Utah were $10,828.

Medical Care Costs

The Company arranges to provide comprehensive medical care services to its members through its clinics and a network of contracted hospitals, physician groups and other health care providers. Medical care costs represent cost of health care services, such as physician salaries at clinics operated by the Company and fees to contracted providers under capitation and fee-for-service arrangements.

Under capitation contracts, the Company pays a fixed per member per month payment to the provider without regard to the frequency, extent or nature of the medical services actually furnished. Capitation contracts include provisions for certain noncapitated services for which the Company is liable. Certain arrangements also contain incentive programs based on service delivery, quality of care, utilization management and other criteria. Under fee-for-service arrangements, the Company retains the financial responsibility for medical care provided at discounted payment rates. Expenses related to capitation and fee for service programs are recorded in the period in which the related services are dispensed.

Medical claims and benefits payable include claims reported as of the balance sheet date and estimated costs of medical care services rendered but not reported. Such estimates are developed using actuarial methods and are based on many variables, including utilization of health care services, historical data for payment patterns, cost trends, product mix, seasonality, changes in membership and other factors. The Company includes loss adjustment expenses in the recorded claims liability. The estimation methods and the resulting reserves are continually reviewed and updated, and any adjustments are reflected in current operations.

The state of Washington's Supplemental Security Income, or SSI, program provides medical benefits to Medicaid beneficiaries that meet specific health and financial status qualifications. The Washington HMO assists assigned Medicaid members to qualify for SSI program benefits. When qualified, the state of Washington assumes responsibility on a retroactive basis for the cost of patient care. The Washington HMO then proceeds to recover claims payments paid on behalf of the SSI member. Estimates for claims recoveries are reported as reductions of medical care costs and medical claims and benefits payable in the period the services are dispensed, and are developed using actuarial methods based on historical claims recovery data. Effective January 1, 2003, the state of Washington terminated the SSI program for medical services rendered after that date. The Washington HMO will continue to recover claims payments paid on behalf of SSI members for periods prior to 2003.

The Company reports reinsurance premiums as medical care costs, while related reinsurance recoveries are reported as deductions from medical care costs. The Company limits the risk of catastrophic losses by maintaining high deductible reinsurance coverage. The Company does not consider this coverage to be material as the cost is not significant and the likelihood that coverage will be applicable is low.

The following table shows the components of the change in medical claims and benefits payable for each of the following periods:

	Year ended December 31,		
	2000	2001	2002
Balances as of January 1	$ 46,997	$ 49,515	$ 64,100
Components of medical care costs related to:			
Current year	268,699	412,052	534,349
Prior years	(4,291)	(3,642)	(4,331)
Total medical care costs	264,408	408,410	530,018
Payments for medical care costs related to:			
Current year	223,434	356,032	452,712
Prior years	38,456	37,793	50,595
Total paid	261,890	393,825	503,307
Balances as of December 31	$ 49,515	$ 64,100	$ 90,811

The changes in medical care costs relating to prior years result from favorable settlement of claims and SSI recoveries as compared to previous estimates. These results are due to improvements in claims processing and utilization management, and successful SSI program cost recovery efforts in the state of Washington, which are favorable when compared to historical experience from which the original estimates were developed.

Provider Instability and Insolvency

The Company maintains insolvency reserves for estimated referral claims which are the responsibility of specifically identified capitated providers, where conditions indicate claims are not being paid or have slowed considerably. Depending on states' laws, the Company may be held liable for unpaid health care claims that are the responsibility of the capitated provider and for which the provider has already received capitation. The Company continues to monitor the financial condition of providers where there is perceived risk of insolvency and adjusts such reserves as necessary. Information provided by providers may be unaudited, self-reported information or may not ultimately be obtained.

To reduce insolvency risk, the Company has developed contingency plans that include transferring members to other providers and reviewing operational and financial plans to monitor and maximize financial and network stability. As capitation contracts are renewed, management has also taken steps, where feasible, to establish security reserves for insolvency issues. Such reserves are frequently in the form of segregated funds from the provider that are held by the Company or in the provider's name in a third-party financial institution. These funds may be used to pay claims that are the financial responsibility of the provider in the event the provider is unable to meet these obligations. At December 31, 2001 and 2002, the Company has recorded estimated losses arising from provider instability or insolvency, in excess of the security reserves.

Premium Deficiency Reserves on Loss Contracts

The Company assesses the profitability of its contracts for providing medical care services to its members when current operating results or forecasts indicate probable future losses. Anticipated future premiums are compared to medical care related costs, including estimated payments for physicians and hospitals, and the cost of processing claims. If the anticipated future costs exceed the premiums, a loss contract accrual is recognized. No such reserves were required as of December 31, 2001 and 2002.

Marketable Securities

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* Realized gains and losses and unrealized losses judged to be other than temporary with respect to available-for-sale and held-to-maturity securities are included in the determination of net income. The cost of securities sold is determined using the specific-identification method. Fair values of securities are based on quoted prices in active markets.

Except for restricted investments, marketable securities are designated as available-for-sale and are carried at fair value. Unrealized gains or losses, if any, net of applicable income taxes, are recorded in stockholders' equity as other comprehensive income. Since these securities are available for use in current operations, they are classified as current assets without regard to the securities' contractual maturity dates. Marketable securities held by the Company consisted primarily of debt securities acquired with the purchase of the Washington HMO, which were sold in 2000. Certain equity securities held by the Company, which were immaterial, were written off in 2001. At December 31, 2002, the Company has no available-for-sale securities.

Restricted Investments

Pursuant to the regulations governing the Company's subsidiaries, the Company maintained statutory deposits with each state as follows:

	December 31,	
	2001	2002
California	$ 300	$ 300
Utah	550	550
Michigan	1,000	1,000
Washington	150	150
Total	$2,000	$2,000

Restricted investments, which consist of certificates of deposit and treasury securities, are designated as held-to-maturity, and are carried at amortized cost. The use of these funds is limited to specific purposes as required by each state.

Property and Equipment

Property and equipment are stated at historical cost. Replacements and major improvements are capitalized, and repairs and maintenance are charged to expense as incurred. Furniture, equipment and automobiles including assets under capital leases are depreciated using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the term of the lease or five to 10 years, whichever is shorter. The building is amortized over its estimated useful life of 31.5 years.

Goodwill and Intangible Assets

The excess of the purchase price over the fair value of net assets acquired has been allocated to goodwill and identifiable intangible assets. Goodwill and intangible assets are amortized on a straight-line basis over periods not exceeding 15 years, the expected periods to be benefited. Effective January 1, 2002, the Company ceased amortization of goodwill in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. Accumulated amortization totaled $914 and $2,881 at December 31, 2001 and 2002, respectively. The Company performed the required impairment tests of goodwill and indefinite lived intangible assets in 2002 and no impairment was identified.

The following table reflects the unaudited consolidated results adjusted as though the adoption of the SFAS No. 142 non-amortization of goodwill provision occurred as of the beginning of the years ended December 31, 2000, 2001 and 2002:

	Year ended December 31,		
	2000	2001	2002
Net income:			
As reported	$14,964	$30,129	$30,508
Adjusted	15,263	30,428	
Basic earnings per share:			
As reported	0.75	1.51	1.53
Adjusted	0.76	1.52	
Diluted earnings per share:			
As reported	0.73	1.46	1.48
Adjusted	0.75	1.48	

Long-Lived Asset Impairment

In August 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets was issued. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, effective for fiscal years beginning after December 15, 2001. SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 develops an accounting model for long-lived assets that are to be disposed of by sale and requires the measurement to be at the lower of book value or fair value, less the cost to sell the assets. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 on January 1, 2002, had no effect on the Company's financial position, operating results or cash flows.

The Company reviews long-lived assets for impairment when events or changes in business conditions indicate that their carrying value may not be recovered. The Company considers assets to be impaired and writes them down to fair value if expected associated cash flows are less than the carrying amounts. Fair value is the present value of the associated cash flows. The Company has determined that no long-lived assets are impaired at December 31, 2001 and 2002.

Income Taxes

The Company accounts for income taxes based on SFAS No. 109, *Accounting for Income Taxes*. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. Valuation allowances are established, when necessary, to reduce future income tax assets to the amount expected to be realized.

Taxes Based on Premiums

The Washington HMO is not subject to state income taxes. The state of Washington assesses taxes based on premium revenue. Such taxes totaled $2,013, $4,028 and $4,997 in 2000, 2001 and 2002, respectively, and are included in marketing, general and administrative expenses.

Professional Liability Insurance

The Company carries medical malpractice insurance for health care services rendered through its clinics in California with claims-made coverage of $5,000 per occurrence and an annual aggregate limit of $10,000. The Company also carries claims-made managed care professional liability insurance for its HMO operations subject to coverage limit of $5,000 per occurrence and in aggregate for each policy year. Accruals for uninsured claims and claims incurred but not reported are estimated by independent actuaries and are included in other long-term liabilities.

Stock-Based Compensation

At December 31, 2002, the Company has one stock-based employee compensation plan, which is described more fully in Note 11. The Company accounts for the plan under the recognition and measurement principles (the intrinsic-value method) prescribed in Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Compensation cost for stock options is reflected in net income and is measured as the excess of the market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123, *Accounting for Stock-Based Compensation,* established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans.

In December 2002, SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* was issued. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. It also amends and expands the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not require companies to account for employee stock options using the fair-value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair-value method of SFAS No. 123 or the intrinsic-value method of APB Opinion No. 25. The Company has adopted the disclosure requirements of SFAS No. 148.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions to stock-based employee compensation.

	Year ended December 31,		
	2000	2001	2002
Net income, as reported	$14,964	$30,129	$30,508
Reconciling items (net of related tax effects):			
Add: Stock-based employee compensation expense determined under the intrinsic-value based method for all awards	248	307	542
Reduction in stock option settlements charge (see Note 9)	—	—	4,913
Deduct: Stock-based employee compensation expense determined under the fair-value based method for all awards	(410)	(519)	(620)
Net adjustment	(162)	(212)	4,835
Net income, as adjusted	$14,802	$29,917	$35,343
Earnings per share:			
Basic—as reported	$ 0.75	$ 1.51	$ 1.53
Basic—as adjusted	$ 0.74	$ 1.50	$ 1.77
Diluted—as reported	$ 0.73	$ 1.46	$ 1.48
Diluted—as adjusted	$ 0.73	$ 1.45	$ 1.72

Earnings Per Share

The denominators for the computation of basic and diluted earnings per share are calculated as follows:

	Year ended December 31,		
	2000	2001	2002
Shares outstanding at the beginning of the period(1)	20,000,000	20,000,000	20,000,000
Weighted-average number of shares acquired	—	—	—
Denominator for basic earnings per share	20,000,000	20,000,000	20,000,000
Dilutive effect of employee stock options(2)	376,000	572,000	609,000
Denominator for diluted earnings per share	20,376,000	20,572,000	20,609,000

(1) Adjusted to reflect a 40-for-1 stock split of the outstanding shares as a result of the exchange in the reincorporation merger (see Note 10. Restatement of Capital Accounts).

(2) All options to purchase common shares were included in the calculation of diluted earnings per share because their exercise prices were at or below the average fair value of the common shares for each of the periods presented.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and certificates of deposit with a maturity of three months or less on the date of purchase.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables and restricted investments. The Company invests a substantial portion of its cash in the CADRE Affinity Fund and CADRE Reserve Fund (CADRE Funds), a portfolio of highly liquid money market securities. The CADRE Funds are a series of funds managed by the CADRE Institutional Investors Trust (Trust), a Delaware business trust registered as an open-end management investment. Restricted investments are invested principally in certificates of deposit and treasury securities. Concentration of credit risk with respect to accounts receivable is limited due to payors consisting principally of the governments of each state in which the HMO subsidiaries operate.

Fair Value of Financial Instruments

The Company's consolidated balance sheets include the following financial instruments: cash and cash equivalents, receivables, marketable securities, trade accounts, medical claims and benefits payable, note payable and other liabilities. The carrying amounts of current assets and liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying value of advances to related parties and all long-term obligations approximates their fair value based on borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.

Risks and Uncertainties

The Company's profitability depends in large part on accurately predicting and effectively managing medical care costs. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect medical care costs. These factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan's control and could adversely affect the Company's ability to accurately predict and effectively control medical care costs. Costs in excess of those anticipated could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Segment Information

The Company presents segment information externally the same way management uses financial data internally to make operating decisions and assess performance. Each of the Company's subsidiaries arranges for the provision of managed health care services to Medicaid members. They share similar characteristics in the membership they serve, the nature of services provided and the method by which medical care is rendered. The subsidiaries are also subject to similar regulatory environment and long-term economic prospects. As such, the Company has one reportable segment.

New Accounting Pronouncements

In May 2002, SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002* was issued. As a result of the rescission of SFAS No. 4, gains and losses related to the extinguishment of debt should be classified as extraordinary only if they meet the criteria outlined under APB Opinion No. 30, *Reporting the Results of Operations—Reporting the Effectsof Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. SFAS No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*, was an amendment to SFAS No. 4 and is no longer necessary. SFAS No. 44, *Accounting for Intangible Assets of Motor Carriers*, defined accounting requirements for the effects of the transition to the Motor Carrier Act of 1980. The transitions are complete and SFAS No. 44 is no longer necessary. SFAS No. 145 amends SFAS No. 13, *Accounting for Leases*, requiring that any capital lease that is modified resulting in an operating lease should be accounted for under the sale-leaseback provisions of SFAS No. 98, *Accounting for Leases* or SFAS No. 28, *Accounting for Sales with Leasebacks*, as applicable. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The adoption of the provisions of SFAS No. 145 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

In June 2002, SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, was issued. This statement nullifies Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*, which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation.

3. Acquisitions

Michigan HMO

Through April 1999, the Company held a 24.05% interest in Michigan Managed Care Providers, Inc. In May 1999, the Company acquired the remaining 75.95% interest and purchased a 62.5% interest in Good Health Michigan, Inc. for $45. Following the 1999 acquisitions, the companies were merged to form the Michigan HMO, with the California HMO owning an 81.13% interest in the combined companies. On October 30, 2001, the California HMO acquired the outstanding 18.87% minority interest for $350. The Company recorded total goodwill and intangible assets of $4,591 in connection with the Michigan acquisitions.

Washington HMO

On December 31, 1999, the Company purchased the capital stock of QualMed Washington Health Plan, Inc. (QualMed—a state licensed HMO) from Foundation Health Systems, Inc. (FHS) for $7,260. The acquisition was accounted for as a purchase transaction. The purchase price approximated the book value of the net assets acquired, which was equal to their fair value. Consequently, no goodwill was generated in this transaction. To complete the purchase, the Company and FHS entered into a Loss Portfolio Transfer and 100% Quota Share Reinsurance Agreement (Agreement) with an FHS insurance subsidiary (FHS Subsidiary) to transfer and assign the risk in effect during 1999 relating to the non-Medicaid lines of business. As part of the Agreement, the Company also paid $6,750 to the FHS Subsidiary to reinsure the risk for commercial contracts that continued in effect in 2000. The prospective reinsurance premium was recorded as a prepaid asset at December 31, 1999, and was charged to medical services in 2000. The Company also agreed to assume commercial claims liabilities estimated at approximately $12,000 at December 31, 1999, that, as part of the purchase transaction, was reinsured by the FHS Subsidiary. Pursuant to the Agreement, the Company recorded a corresponding reinsurance receivable from the FHS Subsidiary on the acquisition date.

On July 1, 2002, the Washington HMO paid $3,250 to another health plan for the assignment of a Medicaid contract. The assigned contract had a remaining term of six months on the acquisition date and was subsequently renewed for an additional one-year period as anticipated by the Company at the time of acquisition. The assignment was accounted for as a purchase transaction. The purchase price was allocated to member contracts, an intangible asset, and is being amortized over 18 months.

California HMO

In November 2001, the California HMO paid $900 to another health plan in consideration for the assignment of the Sacramento Medi-Cal contract. Under the contract, the Company will provide Medi-Cal HMO services to eligible members in Sacramento for an initial term of 13 months, with two one-year renewal options. The assignment was accounted for as a purchase transaction. The purchase price was allocated to member contracts, an intangible asset, and is being amortized over the initial 13-month contract period.

4. Property and Equipment

A summary of property and equipment is as follows:

	December 31,	
	2001	2002
Land	$ 3,000	$ 3,000
Building and improvements	6,981	8,076
Furniture, equipment and automobiles	5,975	9,232
	15,956	20,308
Less accumulated depreciation and amortization	(6,319)	(6,648)
Property and equipment, net	$ 9,637	$13,660

5. Related Party Transactions

Advances to related parties are as follows:

	December 31,	
	2001	2002
Note receivable due from Molina Family Trust, secured by two medical buildings, bearing interest at 7% with monthly payments due through 2026 (repaid in May 2003—unaudited)	$ 321	$ 316
Note receivable due from Molina Siblings Trust, secured by a medical building, bearing interest at 7% with monthly payments due through 2016 (repaid in 2002)	1,093	—
Loan to Molina Siblings Trust under a $500 credit line, secured by 86,189 shares of the Company's stock, bearing interest at 7% due in 2010 (repaid in May 2003—unaudited)	392	388
Advances to Molina Siblings Trust (Trust) pursuant to a contractual obligation in connection with a split-dollar life insurance policy with the Trust as the beneficiary	878	1,496
	$2,684	$2,200

The Molina Family Trust has agreements with the Company to lease two medical clinics. These leases have five five-year renewal options. In May 2001, the Company entered into a similar agreement with the Molina

Siblings Trust for the lease of another medical clinic. The lease is for seven years with two 10-year renewal options. Rental expense for these leases totaled $108, $295 and $390 for the years ended December 31, 2000, 2001 and 2002, respectively. Minimum future lease payments consist of the following approximate amounts at December 31, 2002: $405 in 2003; $414 in 2004; $337 in 2005; $318 in 2006; $327 in 2007 and $82 thereafter.

The Company is a party to Collateral Assignment Split-Dollar Insurance Agreements (Agreements) with the Molina Siblings Trust (Trust). The Company agreed to make premium payments towards the life insurance policies held by the Trust on the life of Mary R. Molina, a former employee and director and a current shareholder, in exchange for services from Mrs. Molina. The Company is not an insured under the policies, but is entitled to receive repayment of all premium advances from the Trust upon the earlier of Mrs. Molina's death or cancellation of the policies. Advances through December 31, 2001 and 2002 of $1,723 and $2,376, respectively, were discounted based on the insured's remaining actuarial life, using discount rates commensurate with instruments of similar terms or risk characteristics (of 6% and 4%, for 2001 and 2002, respectively). Such receivables are secured by the cash surrender values of the policies.

The Company received architecture and technology services from companies owned by non-employee members of the Molina family. Payments for architecture services received in the years ended December 31, 2000 and 2001 totaled $18 and $71, respectively. Technology services received during the years ended December 31, 2001 and 2002 totaled $59 and $86, respectively.

6. Long-Term Debt

During 1999, the Company obtained borrowings totaling $17,300 of which $13,800 was due to First Professional Bank, which consisted of a variable rate note payable of $1,000 and a fixed rate loan of $12,800. The fixed rate borrowing was collateralized by a restricted certificate of deposit in the same amount. The remaining $3,500 was due to a bank for the purchase of the Company's corporate office building, with a fixed interest rate of 8.58% per annum through October 1, 2004. Thereafter, the interest rate may be adjusted in accordance with the terms and conditions of the agreement. The note payable is due October 1, 2024, and is collateralized by the office building.

During 2000, the Company repaid the notes payable of $13,800 to First Professional Bank of which $12,800 was repaid using the proceeds of the matured restricted certificate of deposit. At December 31, 2001 and 2002, the outstanding mortgage note payable was $3,401 and $3,350 respectively. The mortgage was repaid in April 2003 (unaudited).

Future payments on long-term debt as of December 31, 2002, for the years ending December 31, are as follows:

2003	$ 55
2004	60
2005	65
2006	71
2007	78
Thereafter	3,021
	$3,350

The Company entered into a credit agreement dated as of March 19, 2003, under which a syndication of lenders provided a $75,000 senior secured credit facility and on March 21, 2003, the Company borrowed $5,000 under the facility. Interest is payable monthly at a rate per annum of (a) LIBOR plus a margin ranging from 225 to 275 basis points or (b) the higher of (i) Bank of America prime or (ii) the federal funds rate plus 0.50%, plus a margin ranging from 125 to 175 basis points. All borrowings under the credit facility are due and payable in full by March 20, 2006. The credit facility is secured by substantially all of our parent company's real and personal property and the real and personal property of one of our Utah subsidiaries and, subject to certain limitations, all shares of our Washington subsidiary and both of our Utah subsidiaries. The interest rate margins will be reduced if the proceeds from the initial public offering are in excess of $50,000.

7. Income Taxes

The provision for income taxes is as follows:

	Year ended December 31,		
	2000	2001	2002
Current:			
Federal	$7,481	$17,541	$17,387
State	1,739	2,881	1,836
Total current	9,220	20,422	19,223
Deferred:			
Federal	21	(934)	(1,235)
State	(85)	(35)	(97)
Total deferred	(64)	(969)	(1,332)
	$9,156	$19,453	$17,891

A reconciliation of the effective income tax rate to the statutory federal income tax rate is as follows:

	Year ended December 31,		
	2000	2001	2002
Taxes on income at statutory federal tax rate	$8,414	$17,379	$16,940
State income taxes, net of federal benefit	1,091	1,850	1,130
Nondeductible expenses	(226)	—	—
Nondeductible goodwill	104	104	—
Other	(227)	168	12
Change in valuation allowance	—	(48)	(191)
Reported income tax expense	$9,156	$19,453	$17,891

The components of net deferred income tax assets are as follows:

	December 31, 2001	December 31, 2002
Accrued expenses	$ 368	$1,599
State taxes	975	747
Shared risk	75	(302)
Other, net	143	39
Deferred tax asset—current	1,561	2,083
Net operating losses	384	300
Depreciation and amortization	18	(221)
Deferred compensation	720	831
Other accrued medical costs	543	1,022
Other, net	3	355
	1,668	2,287
Valuation allowance	(191)	—
Deferred tax asset—long term	1,477	2,287
Net deferred income tax assets	$3,038	$4,370

At December 31, 2002, the Company had federal net operating loss carryforwards (NOLs) of approximately $934, which begin to expire in 2013. The NOLs resulted from the acquisition of the Michigan entities in May 1999 that were merged to form the Michigan HMO. Because of the ownership change, the NOLs are subject to an annual limitation. Prior to 2002, a valuation allowance had been established against the deferred tax assets due to uncertainty over the realizability of these NOLs in the future. The valuation allowance was reduced in 2002, when it became more likely than not that the NOLs would be realized.

8. Employee Benefits

The Company sponsors a defined contribution 401(k) plan that covers substantially all full-time salaried and clerical employees of the Company and its subsidiaries. Eligible employees are permitted to contribute up to the maximum allowed by law. The Company matches up to the first 4% of compensation contributed by employees. Contributions to the plan totaled $541, $737 and $1,007 in the years ended December 31, 2000, 2001 and 2002, respectively.

9. Commitments and Contingencies

Leases

The Company leases office space, clinics, equipment and automobiles, which expire at various dates through 2012. Future minimum lease payments by year and in the aggregate under all noncancelable operating leases (including related parties) consist of the following approximate amounts:

Year ending December 31,	
2003	$ 4,479
2004	4,247
2005	3,924
2006	3,839
2007	2,555
Thereafter	13,946
	$32,990

Rental expense related to these leases totaled $3,777, $4,239 and $4,930 for the years ended December 31, 2000, 2001 and 2002, respectively.

Legal

The health care industry is subject to numerous laws and regulations of federal, state and local governments. Compliance with these laws and regulations can be subject to government review and interpretation, as well as regulatory actions unknown and unasserted at this time. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of regulations by health care providers, which could result in significant fines and penalties, exclusion from participating in the Medi-Cal/Medicaid programs, as well as repayments of previously billed and collected revenues.

During 1998, the California Department of Health Services, or DHS, contended that letters sent to patients in San Bernardino and Riverside Counties notifying them of a pending Medi-Cal program change and the need to reselect their current health plan physician violated state and federal marketing laws and the health plan's Medi-Cal contract. In October 1998, the California HMO agreed to pay a penalty to DHS and suspend enrollment and marketing activities for 60 days in San Bernardino and Riverside Counties. Shortly following resolution with DHS, the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG, informed the California HMO that it also had jurisdiction over the matter. In December 2001, the California HMO resolved the matter with OIG by making a $600 payment to the U.S. Department of Health and Human Services and committed to maintain in place policies and procedures designed to ensure compliance with applicable state and federal laws and Medicaid program requirements.

The Company is involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. These actions, when finally concluded and determined, will not, in the opinion of management and the Company's counsel, have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Employment Agreements

Terms

During 2001 and 2002, the Company entered into employment agreements with five executives with initial terms of one to three years, subject to automatic one-year extensions thereafter. The agreements provide for annual base salaries of $1,882 in the aggregate plus a Target Bonus, as defined. If the executives are terminated without cause or if they resign for good reason before a Change of Control, as defined, the Company will pay one year's base salaries and Target Bonus for the year of termination, in addition to full vesting of 401(k) employer contributions and stock options, and continued health and welfare benefits for the earlier of 18 months or the date the executive receives substantially similar benefits from another employer. If any of the executives are terminated for cause, no further payments are due under the contracts.

If termination occurs within two years following a Change of Control, the employees will receive two times their base salaries and Target Bonus for the year of termination in addition to full vesting of 401(k) employer contributions and stock options and continued health and welfare benefits for the earlier of three years or the date the executive receives substantially similar benefits from another employer.

Executives who receive severance benefits, whether or not in connection with a Change of Control, will also receive all accrued benefits for prior service including a pro rata Target Bonus for the year of termination.

Certain employment agreements also provide for the executive's right to require the Company to repurchase all shares of common stock acquired by such executive pursuant to the exercise of stock options upon their termination without cause or upon such executive terminating his employment agreement (i.e. a put right). These put rights are not exercisable for six months after the exercise of the stock options and expire upon the effectiveness of a public offering.

Stock Option Settlements

Under a previous employment agreement with one of the executives dated December 7, 1998, the executive was awarded options to purchase 640,000 shares of the Company's common stock, which vested over three years. The exercise price of these options was $0.78 per share. If the executive terminated his employment or was terminated without cause, a registration statement in connection with a public offering became effective or the Company had a sale of or change in ownership of 30% or more, collectively, a contingent event, the executive had the right to require the Company to purchase the 640,000 shares of stock underlying his options at their fair market value based on a methodology set forth in the agreement (Put Option).

On November 7, 2002, the Company agreed to acquire fully vested stock options to purchase 640,000 shares of common stock and the related Put Option held by the executive through a cash payment of $7,660. The cash payment was determined based on the negotiated fair value per share in excess of the exercise price of the 640,000 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $6,880.

On November 7, 2002, the Company agreed to acquire fully vested stock options to purchase 95,200 shares of common stock held by another executive through a cash payment of $1,023. The cash payment was determined based on the negotiated fair value per share in excess of exercise price of the 95,200 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $916.

Regulatory Capital and Dividend Restrictions

The Company's principal operations are conducted through the four HMOs operating in California, Washington, Michigan and Utah. The HMOs are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to their stockholders. To the extent the subsidiaries must comply with these regulations, they may not have the financial flexibility to transfer funds to the Company. The Company's proportionate share of the net assets in these subsidiaries (after intercompany eliminations) which may not be transferable in the form of loans, advances or cash dividends was $27.7 million and $30.1 million at December 31, 2001 and 2002, respectively.

The National Association of Insurance Commissioners, or NAIC, has adopted rules effective December 31, 1998, which, if implemented by the states, set new minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital (RBC) rules. These new HMO rules, which may vary from state to state, have been adopted by the Washington, Michigan and Utah HMOs in 2001. California has not yet adopted NAIC risk based capital requirements for HMOs and has not formally given notice of its intention to do so. The NAIC's HMO rules, if adopted by California, may increase the minimum capital required for that state.

As of December 31, 2002, our HMOs had aggregate statutory capital and surplus of approximately $59.1 million (unaudited), compared with the required minimum aggregate statutory capital and surplus of approximately $30.1 million. All of the Company's health plans were in compliance with the minimum capital requirements. The Company has the ability and commitment to provide additional working capital to each of the subsidiary health plans when necessary to ensure that total adjusted capital continually exceeds regulatory requirements.

10. Restatement of Capital Accounts

The stockholders of the Company voted on July 31, 2002, to approve a reincorporation merger whereby the Company merged with and reincorporated into a newly formed Delaware corporation as the surviving corporation. The reincorporation merger took effect on June 26, 2003, and these financial statements reflect the effect of a 40-for-1 split of the Company's outstanding common stock as a result of the share exchange in the reincorporation merger.

The Delaware corporation's Certificate of Incorporation provides for 80,000,000 shares of authorized common stock, par value $0.001 and 20,000,000 shares of authorized preferred stock, par value $0.001. The rights, preferences and privileges of each series of preferred stock will be designated by the Company's board of directors at a future date, which may include dividend and liquidation preferences and redemption and voting rights.

11. Stock Plans

The Company has made periodic grants of stock options to key employees and non-employee directors under the 2000 Omnibus Stock and Incentive Plan (the 2000 Plan) and prior grants. Pursuant to the 2000 Plan, the Company may grant qualified and non-qualified options for common stock, stock appreciation rights, restricted and unrestricted stock and performance units (collectively, the awards) to officers and key employees based on performance. The Plan limits the number of shares that can be granted in one year to 10% of the outstanding common shares at the inception of the year. The Plan also provides that if the employees desire to sell the common shares acquired through the awards, the Company shall have a first right of refusal to purchase such shares at fair value as determined by an independent appraisal. Upon an initial public offering or a change in control as defined, all awards shall vest immediately. Exercise price, vesting periods and option terms will be determined by the board of directors.

During the years ended December 31, 2000 and 2001, the Company issued options to purchase 181,760 and 378,000 shares of its common stock with an estimated total fair value of $313 and $2,850, respectively. No options were issued during the year ended December 31, 2002. Options granted through December 31, 2002, vest over 16 to 48 months and expire in 10 years. Except for certain authorized grants of options to non-employee directors, further grants under the 2000 Plan have been frozen.

In 2002, the Company adopted the 2002 Equity Incentive Plan (2002 Plan), which provides for the granting of stock options, restricted stock, performance shares and stock bonus awards to the Company's officers, employees, directors, consultants, advisors and other service providers. The 2002 Plan is effective upon the effectiveness of a public offering (the Effective Date). It currently allows for the issuance of 1,600,000 shares of common stock, of which up to 600,000 shares may be issued as restricted stock. Beginning the January 1 after the Effective Date, and each year thereafter, shares eligible for issuance will automatically increase by the lesser of 400,000 shares or 2% of total outstanding capital stock on a fully diluted basis, unless the board of directors provides for a smaller increase. Shares reserved for issuance under the 2000 Plan that are not needed for outstanding options granted will be included in the shares reserved for the 2002 Plan.

In July 2002, the Company adopted the 2002 Employee Stock Purchase Plan (Purchase Plan) which provides for the issuance of up to 600,000 common shares. The Purchase Plan is effective upon the effectiveness of a public offering (the Effective Date). Beginning the January 1 after the Effective Date and each year thereafter, shares eligible for issuance will automatically increase by the lesser of 6,000 shares or 1% of total outstanding capital stock on a fully diluted basis. During each six-month offering period beginning on the effective date of a public offering and each January 1 and July 1 thereafter, eligible employees may purchase common shares at 85% of their fair market value through payroll deductions, up to $25 per year.

No awards have been made under the 2002 Plan and the Purchase Plan.

At December 31, 2002, 632,840 of the Company's outstanding options were granted with exercise prices at below fair value. Compensation expense recognized in the consolidated statements of income in connection with these options was $401, $505 and $860 during 2000, 2001 and 2002, respectively.

The Company estimates that amortization of deferred stock-based compensation, based upon stock options outstanding at December 31, 2002, and scheduled vesting periods, will consist of the following approximate amounts:

Year ending December 31,	
2003	$ 585
2004	574
2005	103
	$1,262

Upon an initial public offering or a change of control, as defined, the awards will be subject to immediate vesting. Compensation expense related to options granted which is otherwise deferred will be recorded in full upon the occurrence of such event.

The fair value of the options was estimated at the grant date using the Minimum Value option-pricing model with the following assumptions used: a risk-free interest rate of 6.13% and 5.54% in 2000 and 2001, respectively; dividend yield of 0% and expected option lives of 120 months.

The Minimum Value option-pricing model was developed for use in estimating the fair value of traded options and warrants which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Stock option activity and related information is as follows:

	Year ended December 31,					
	2000		2001		2002	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of period	990,040	$1.21	1,171,800	$1.61	1,498,600	$2.28
Granted	181,760	3.75	378,000	4.50	—	—
Exercised	—	—	—	—	—	—
Forfeited(a)	—	—	51,200	3.13	740,240	1.11
Outstanding at end of period	1,171,800	1.61	1,498,600	2.28	758,360	3.57
Exercisable at end of period	444,440	0.78	995,960	1.34	416,680	2.87
Weighted average per option fair value of options granted during the period		1.72		7.54		—

(a) Includes options to purchase 735,200 shares which were canceled in 2002 in exchange for a cash payment of $8,683 to the option holders (see Note 9. Commitments and Contingencies).

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life (Number of Months)	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
$2.00	254,840	82	$2.00	254,840	$2.00
$3.13	47,760	88	3.13	31,840	3.13
$4.50	455,760	105	4.50	130,000	4.50
$2.00 – 4.50	758,360	96	3.57	416,680	2.87

12. Subsequent Event

In January and February 2003, the Company redeemed 1,201,174 shares of common stock from certain stockholders for cash payments of $20,390 ($16.98 per share), which was recorded as treasury stock. The redemptions were made from available cash reserves.

In April 2003, the Company entered into an agreement with a health plan in Michigan to arrange for health care services for approximately 12,000 additional members. In May 2003, the Company entered into an agreement with another health plan in Michigan to acquire the plan's Medicaid contract and arrange for the health care services for approximately 40,000 additional members. Effective October 1, 2003, approximately 32,000 members were transferred to us under the terms of this agreement. Both agreements are subject to regulatory approval. Total purchase consideration is approximately $8,800.

13. Condensed Financial Information of Registrant

At December 31, 2002, the restricted net assets of the Company's subsidiaries exceed 25% of total consolidated net assets. Following are the condensed balance sheets of the Registrant as of December 31, 2001 and 2002, and the statements of income and cash flows for each of the three years in the period ended December 31, 2002.

Condensed Balance Sheets

	December 31,	
	2001	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 3,314	$ 27,597
Deferred income taxes	121	552
Due from affiliates	—	257
Prepaid and other current assets	917	1,862
Total current assets	4,352	30,268
Property and equipment, net	2,251	5,180
Investment in subsidiaries	64,115	65,557
Deferred income taxes	396	225
Advances to related parties and other assets	1,785	994
Total assets	72,899	102,224
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued liabilities	2,592	3,527
Income taxes payable	2,825	2,253
Due to affiliates	1,424	—
Total current liabilities	6,841	5,780
Other long-term liabilities	1,299	1,177
Total liabilities	8,140	6,957
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.001 par value; 80,000,000 shares authorized, 20,000,000 shares issued and outstanding	5	5
Preferred stock, $0.001 par value; 20,000,000 shares authorized, no shares issued and outstanding	—	—
Retained earnings	64,754	95,262
Total stockholders' equity	64,759	95,267
Total liabilities and stockholders' equity	$72,899	$102,224

Condensed Statements of Income

	Year ended December 31,		
	2000	2001	2002
Revenue:			
Management fees	$16,650	$24,817	$42,553
Investment income	13	114	179
Total operating revenue	16,663	24,931	42,732
Expenses:			
Medical care costs	2,465	6,480	7,034
Marketing, general and administrative expenses (including a charge for stock option settlements of $7,796 in November 2002)	11,484	15,926	29,834
Depreciation and amortization	102	636	1,095
Total expenses	14,051	23,042	37,963
Operating income	2,612	1,889	4,769
Other expense, net	(185)	(339)	(52)
Income before income taxes and equity in net income of subsidiaries	2,427	1,550	4,717
Provision for income taxes	902	697	2,001
Net income before equity in net income of subsidiaries	1,525	853	2,716
Equity in net income of subsidiaries	13,439	29,276	27,792
Net income	$14,964	$30,129	$30,508

Condensed Statements of Cash Flows

	Year ended December 31,		
	2000	2001	2002
Operating activities			
Cash (used in) provided by operating activities	$ 5,666	$ 984	$ 2,969
Investing activities			
Dividends from (capital contributions to) subsidiaries	(1,725)	2,200	26,350
Purchases of equipment	(1,226)	(1,763)	(4,024)
Changes in due to (from) affiliates	(903)	2,327	(1,584)
Change in other assets and liabilities	(234)	(1,062)	572
Net cash provided by (used in) investing activities	(4,088)	1,702	21,314
Financing activities			
Cash dividends declared	(1,000)	—	—
Net cash used in financing activities	(1,000)	—	—
Net increase in cash and cash equivalents	578	2,686	24,283
Cash and cash equivalents at beginning of year	50	628	3,314
Cash and cash equivalents at end of year	$ 628	$ 3,314	$27,597

Notes to Condensed Financial Information of Registrant

Note A—Basis of Presentation

Molina Healthcare, Inc. (Registrant) was incorporated on May 26, 1999. Prior to that date, Molina Healthcare of California (formerly Molina Medical Centers, Inc.) operated as a California HMO and as the parent company for Molina Healthcare of Utah, Inc. and Molina Healthcare of Michigan, Inc. In 2000, the employees and operations of the corporate entity were transferred from Molina Healthcare of California to the Registrant.

The Registrant's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Registrant's share of net income (loss) of its unconsolidated subsidiaries is included in consolidated net income using the equity method.

The parent company-only financial statements should be read in conjunction with the consolidated financial statements and accompanying notes.

Note B—Transactions with Subsidiaries

The Registrant provides certain centralized medical and administrative services to its subsidiaries pursuant to administrative services agreements, including medical affairs and quality management, health education, credentialing, management, financial, legal, information systems and human resources services. Fees are based on the fair market value of services rendered and are recorded as operating revenue. Payment is subordinated to the subsidiaries' ability to comply with minimum capital and other restrictive financial requirements of the states in which they operate. Charges in 2000, 2001 and 2002 for these services totaled $16,650, $24,817 and $42,553, which are included in operating revenue.

The Registrant and its subsidiaries are included in the consolidated federal and state income tax returns filed by the Registrant. Income taxes are allocated to each subsidiary in accordance with an intercompany tax allocation agreement. The agreement allocates income taxes in an amount generally equivalent to the amount which would be expensed by the subsidiary if it filed a separate tax return. NOL benefits are paid to the subsidiary by the Registrant to the extent such losses are utilized in the consolidated tax returns.

Note C—Capital Contribution and Dividends

During 2000, 2001 and 2002, the Registrant received dividends from its subsidiaries totaling $0, $5,900 and $31,000, respectively. Such amounts have been recorded as a reduction to the investments in the respective subsidiaries.

During 2000, 2001 and 2002, the Registrant made capital contributions to certain subsidiaries totaling $1,725, $3,700 and $4,650, respectively, primarily to comply with minimum net worth requirements. Such amounts have been recorded as an increase in investment in the respective subsidiaries.

Note D—Dividends to Stockholders

During 2000, the Registrant declared dividends of $1,000 to its stockholders.

14. Quarterly Financial Data (Unaudited)

SELECTED QUARTERLY FINANCIAL DATA
(dollars in thousands, except per share data)

	For the quarter ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Premium and other operating revenue	$143,852	$150,358	$172,990	$174,979
Operating income(1)	$ 8,521	$ 13,923	$ 19,224	$ 7,136
Income before income taxes(1)	$ 8,430	$ 13,645	$ 19,094	$ 7,230
Net income	$ 5,100	$ 8,367	$ 12,133	$ 4,908
Net income per share:				
Basic	$ 0.26	$ 0.42	$ 0.61	$ 0.25
Diluted	$ 0.25	$ 0.40	$ 0.59	$ 0.24
Period end membership	424,000	446,000	478,000	489,000

	For the quarter ended			
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Premium and other operating revenue	$116,195	$124,531	$129,166	$130,981
Operating income	$ 8,990	$ 8,022	$ 13,367	$ 19,837
Income before income taxes	$ 8,903	$ 8,242	$ 13,029	$ 19,481
Net income	$ 5,290	$ 5,180	$ 7,819	$ 11,913
Net income per share:				
Basic	$ 0.27	$ 0.27	$ 0.38	$ 0.59
Diluted	$ 0.26	$ 0.27	$ 0.38	$ 0.57
Period end membership	354,000	377,000	388,000	405,000

(1) Operating income and income before taxes for the quarter ending December 31, 2002 include a charge for stock option settlements of $7,796 in November of 2002. (See Note 9, "Commitments and Contingencies" in the audited consolidated financial statements).

MOLINA[SM]
HEALTHCARE

Molina Healthcare, Inc.
One Golden Shore Drive
Long Beach, California 90802
Tel: (562) 435-3666
Website: *www/molinahealthcare.com*
NYSE trading symbol: MOH